HellerEhrman


05006164

February 16, 2005

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
Direct 852.2292.2222
Main 852.2292.2000
Fax 852.2292.2200

19063.0002

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.



SEC FILE NO. 82-3850

Re: K. Wah Construction Materials Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of K. Wah Construction Materials Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's joint announcement regarding joint clarification, update and resumption of trading, dated February 2, 2005, published (in the English language) in South China Morning Post and The Standard and (in the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on February 3, 2005;

(2) The Company's joint announcement reporting that approval has been obtained from the Macau Government for the possible injection into the Company of a majority interests in Galaxy Casino S.A. Macau, dated January 20, 2005, published (in the English language) in The Standard and South China Morning Post and (in the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on January 21, 2005;

(3) The Company's announcement regarding unusual movement in price and trading volume of shares of the Company, dated January 14, 2005, published (in the English language) in The Standard and (in the Chinese language) in the Hong Kong Economic Times, both on January 17, 2005;

(4) The Company's joint clarification announcement regarding unusual movement in price and trading volume of shares of the Company, dated January 11, 2005, published (in the English language) in The Standard and South China Morning Post and (in the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on January 12, 2005;

(5) The Company's joint clarification announcement regarding an article appearing in the Sing Pao of January 6, 2005 in relation to the purported injection of certain Macau gaming business and hotel business into the Company, dated January 6, 2005, published (in the English language) in The Standard and (in the Chinese language) in the Hong Kong Economic Times, all on January 7, 2005;

(6) The Company's announcement regarding the appointment of independent non-executive director and re-designation of director, dated December 30, 2004, published (in the English language) in The Standard and (in the Chinese language) in the Hong Kong Economic Times, both on December 31, 2004;

(7) The Company's joint clarification announcement regarding certain articles appearing in the East Week (Issue 59) of October 13, 2004 and the Sing Tao Daily of October 13, 2004 in relation to the studies of the injection of certain gaming business into the Company and the purported disposal of the core business of the Company to a third party, dated October 14, 2004, published (in the English language) in South China Morning Post and The Standard, and published (in the Chinese

language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on October 15, 2004;

(8) The Company's announcement regarding interim scrip dividend with cash option for the six months ended June 30, 2004, dated October 11, 2004, published (in the English language) in The Standard, and published (in the Chinese language) in Hong Kong Economic Times, both on October 12,.2004;

(9) The Company's joint clarification announcement regarding the recent increases in the price and trading volume of the shares of the Company, dated October 7, 2004, published (in the English language) in The Standard, and published (in the Chinese language) in Hong Kong Economic Times, both on October 8, 2004;

(10) The Company's circular regarding interim scrip dividend with cash option for the six months ended June 30, 2004, dated October 4, 2004; and

(11) The Company's interim report 2004, dated September 8, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosure

cc: K. Wah Construction Materials Limited

h:\dlai\ADR\19063\0002\30SEC



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

JOINT CLARIFICATION, UPDATE AND RESUMPTION OF TRADING

Further to the joint announcement of 20th January 2005, it is clarified that Macau Government approval for the possible acquisition by a subsidiary of KWCM of up to 90% of the shares in Galaxy, which is considered by KWCM and KWIH to be of fundamental importance to their preliminary conceptual studies, has been obtained.

There is at present no agreement or understanding, formal or informal, that an injection will definitely take place.

The approval sought and obtained by Galaxy is a preliminary step to possible negotiations. The approval does not commit any shareholder in Galaxy to dispose of its interest to KWCM or any other person. It does not commit KWCM or any other person to acquire any interest in Galaxy. Negotiations relating to the possible injection have not yet commenced.

Management of KWCM has almost completed the preliminary conceptual studies and expects to seek from its board in due course a mandate to enter into negotiations for the acquisition of shares in Galaxy. It has been informed that they can commence only after such time as further internal discussions between the Galaxy shareholders have taken place. KWCM cannot predict if and when that will happen.

The timetable for the possible injection is yet to be decided. Negotiations may or may not commence and if commenced may or may not lead to a transaction. Investors are advised to exercise caution in dealing in the shares of KWCM and KWIH.

Trading in the shares of KWIH and KWCM on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 10:51 a.m. on 21st January 2005 pending the release of this further clarification announcement. KWIH and KWCM have applied for a resumption of trading in their shares with effect from 9:30 a.m. on 3rd February 2005.

Further announcements will be made if and when appropriate.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to the joint announcements made by KWIH and KWCM on 7th and 14th October 2004, and 6th, 11th and 20th January 2005 and the announcement made by KWCM on 14th January 2005 (the "Announcements"). They clarify that although KWCM has been informed by Galaxy Casino S.A., Macau ("Galaxy") that approval has been obtained from the Macau Government for the possible acquisition by a wholly-owned subsidiary of KWCM of up to 90% of the shares in Galaxy, there is at present no agreement or understanding, formal or informal, between KWCM and the shareholders of Galaxy that an injection will definitely take place.

The ultimate controlling shareholder of Galaxy is Dr. Lui Che Woo (the Chairman of both the KWIH Board and the KWCM Board), who is also a discretionary beneficiary of the Lui family discretionary trusts which are the ultimate controlling shareholders of both KWIH and KWCM. As such, Galaxy and its controlling shareholders are connected persons of KWIH and KWCM for the purpose of Chapter 14A of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Dr. Lui Che Woo and Mr. Francis Lui Yiu Tung ("Mr. Francis Lui"), both of whom are directors of KWIH and KWCM are also directors of Galaxy. Given the close relationship between the controlling shareholders of Galaxy and of KWCM, preliminary explorations of interest between KWCM and the controlling shareholders of Galaxy started in or about late May 2004 when it was discussed whether it might be worthwhile to consider investigating the possible injection of an interest in Galaxy into KWCM. In consequence of such explorations of interest, both Galaxy and KWCM initiated and proceeded with their respective and separate preliminary conceptual studies. Amongst other technical issues, Galaxy as part of its own exploration of interest and preliminary conceptual studies chose of its own accord to apply for, and then obtained, the approval of the Macau Government for the possible acquisition by KWCM of up to 90% of the shares in Galaxy. KWCM had not then decided that it would offer to acquire the interests in Galaxy nor has it yet so decided. Galaxy made an application without naming the transferee in December 2004. The Macau Government refused to accept it unless a transferee was named. Mr. Francis Lui (who is also a director of KWCM and of KWIH) then signed the application naming KWCM and its wholly-owned subsidiary on behalf of Galaxy on 12th January 2005. Apart from Mr. Francis Lui, none of the other members/employees of KWCM and KWIH knew that Galaxy would name KWCM and/or KWIH in the application. Apart from Mr Francis Lui, no members of the board of KWCM or KWIH had reviewed the 12th January application.

KWCM understands that the application was made because the approval would be essential in the event anything came of the preliminary conceptual studies and KWCM, Galaxy and its shareholders wished to take matters further. The application was not previously disclosed by KWCM and KWIH as it was just part of the preliminary explorations of interest and preliminary conceptual studies. It could have been withdrawn. It could have been rejected. Even if successful it would not commit KWCM to acquire any interest in Galaxy. An announcement before approval could have caused speculation.

KWCM was orally informed by Mr. Francis Lui on behalf of the controlling shareholders of Galaxy in the late afternoon of 19th January 2005 that the approval from the Macau Government had been obtained. So far as relevant, the Macau Government approved the possible acquisition by a wholly-owned subsidiary of KWCM of up to 90% of the shares in Galaxy. The approval was dated 17th January 2005 and received by Galaxy on 19th January 2005. The approval does not commit any shareholder in Galaxy to dispose of its interest to KWCM or any other person. It does not commit KWCM or any other person to acquire any interest in Galaxy. Such approval sought and obtained by Galaxy is a preliminary step to any possible negotiation, without which none can commence.

Negotiations relating to the possible injection have not yet commenced. Management of KWCM has almost completed the preliminary conceptual studies which include research on the market, studies of different financing methods and structure, and technical studies as to the execution and implementation steps of the transaction. Management of KWCM expects to seek from its board in due course a mandate to enter into negotiations for the possible acquisition of shares in Galaxy if and when Galaxy shareholders indicate that they will entertain such negotiations. KWCM has been informed that no negotiation will commence until such time as further internal discussions between the Galaxy shareholders have taken place. KWCM cannot predict if and when that will happen.

The timetable for the possible injection is yet to be decided and negotiations may or may not commence and if commenced may or may not lead to a transaction. In the event that a transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Listing Rules. Investors are advised to exercise caution in dealing in the shares of KWCM and KWIH.

KWIH wishes to refer also to its announcement of 17th December 2004 and states that it has now executed agreements for its participation in a joint venture property development company in Mainland China which constitutes a discloseable transaction of KWIH under the Listing Rules and is entirely unrelated to the possible transaction relating to Galaxy. A separate announcement by KWIH will be made as soon as practicable and investors should read that announcement when it is published.

Save for the activities mentioned above and previously disclosed by KWIH in the Announcements and to be the subject of the separate announcement of KWIH referred to above, the KWIH Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWIH Board aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWIH individually and jointly accept responsibility for the accuracy of this announcement.

The Directors of KWCM have noted the recent increases in the price and trading volume of the shares of KWCM and wish to state that they are not aware of any other possible reasons for such increases.

Save for the activities mentioned above and previously disclosed in the Announcements, the KWCM Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature. The directors of KWCM individually and jointly accept responsibility for the accuracy of this announcement.

Trading in the shares of KWIH and KWCM on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 10:51 a.m. on 21st January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of trading in their shares with effect from 9:30 a.m. on 3rd February 2005. Further announcements will be made if and when appropriate.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT CLARIFICATION, UPDATE AND RESUMPTION OF TRADING

Further to the joint announcement of 20th January 2005, it is clarified that Macau Government approval for the possible acquisition by a subsidiary of KWCM of up to 90% of the shares in Galaxy, which is considered by KWCM and KWIH to be of fundamental importance to their preliminary conceptual studies, has been obtained.

There is at present no agreement or understanding, formal or informal, that an injection will definitely take place.

The approval sought and obtained by Galaxy is a preliminary step to possible negotiations. The approval does not commit any shareholder in Galaxy to dispose of its interest to KWCM or any other person. It does not commit KWCM or any other person to acquire any interest in Galaxy. Negotiations relating to the possible injection have not yet commenced.

Management of KWCM has almost completed the preliminary conceptual studies and expects to seek from its board in due course a mandate to enter into negotiations for the acquisition of shares in Galaxy. It has been informed that they can commence only after such time as further internal discussions between the Galaxy shareholders have taken place. KWCM cannot predict if and when that will happen.

The timetable for the possible injection is yet to be decided. Negotiations may or may not commence and if commenced may or may not lead to a transaction. Investors are advised to exercise caution in dealing in the shares of KWCM and KWIH.

Trading in the shares of KWIH and KWCM on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 10:51 a.m. on 21st January 2005 pending the release of this further clarification announcement. KWIH and KWCM have applied for a resumption of trading in their shares with effect from 9:30 a.m. on 3rd February 2005.

Further announcements will be made if and when appropriate.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to the joint announcements made by KWIH and KWCM on 7th and 14th October 2004, and 6th, 11th and 20th January 2005 and the announcement made by KWCM on 14th January 2005 (the "Announcements"). They clarify that although KWCM has been informed by Galaxy Casino S.A., Macau ("Galaxy") that approval has been obtained from the Macau Government for the possible acquisition by a wholly-owned subsidiary of KWCM of up to 90% of the shares in Galaxy, there is at present no agreement or understanding, formal or informal, between KWCM and the shareholders of Galaxy that an injection will definitely take place.

The ultimate controlling shareholder of Galaxy is Dr. Lui Che Woo (the Chairman of both the KWIH Board and the KWCM Board), who is also a discretionary beneficiary of the Lui family discretionary trusts which are the ultimate controlling shareholders of both KWIH and KWCM. As such, Galaxy and its controlling shareholders are connected persons of KWIH and KWCM for the purpose of Chapter 14A of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Dr. Lui Che Woo and Mr. Francis Lui Yiu Tung ("Mr. Francis Lui"), both of whom are directors of KWIH and KWCM are also directors of Galaxy. Given the close relationship between the controlling shareholders of Galaxy and of KWCM, preliminary explorations of interest between KWCM and the controlling shareholders of Galaxy started in or about late May 2004 when it was discussed whether it might be worthwhile to consider investigating the possible injection of an interest in Galaxy into KWCM. In consequence of such explorations of interest, both Galaxy and KWCM initiated and proceeded with their respective and separate preliminary conceptual studies. Amongst other technical issues, Galaxy as part of its own exploration of interest and preliminary conceptual studies chose of its own accord to apply for, and then obtained, the approval of the Macau Government for the possible acquisition by KWCM of up to 90% of the shares in Galaxy. KWCM had not then decided that it would offer to acquire the interests in Galaxy nor has it yet so decided. Galaxy made an application without naming the transferee in December 2004. The Macau Government refused to accept it unless a transferee was named. Mr. Francis Lui (who is also a director of KWCM and of KWIH) then signed the application naming KWCM and its wholly-owned subsidiary on behalf of Galaxy on 12th January 2005. Apart from Mr. Francis Lui, none of the other members/employees of KWCM and KWIH knew that Galaxy would name KWCM and/or KWIH in the application. Apart from Mr Francis Lui, no members of the board of KWCM or KWIH had reviewed the 12th January application.

KWCM understands that the application was made because the approval would be essential in the event anything came of the preliminary conceptual studies and KWCM, Galaxy and its shareholders wished to take matters further. The application was not previously disclosed by KWCM and KWIH as it was just part of the preliminary explorations of interest and preliminary conceptual studies. It could have been withdrawn. It could have been rejected. Even if successful it would not commit KWCM to acquire any interest in Galaxy. An announcement before approval could have caused speculation.

KWCM was orally informed by Mr. Francis Lui on behalf of the controlling shareholders of Galaxy in the late afternoon of 19th January 2005 that the approval from the Macau Government had been obtained. So far as relevant, the Macau Government approved the possible acquisition by a wholly-owned subsidiary of KWCM of up to 90% of the shares in Galaxy. The approval was dated 17th January 2005 and received by Galaxy on 19th January 2005. The approval does not commit any shareholder in Galaxy to dispose of its interest to KWCM or any other person. It does not commit KWCM or any other person to acquire any interest in Galaxy. Such approval sought and obtained by Galaxy is a preliminary step to any possible negotiation, without which none can commence.

Negotiations relating to the possible injection have not yet commenced. Management of KWCM has almost completed the preliminary conceptual studies which include research on the market, studies of different financing methods and structure, and technical studies as to the execution and implementation steps of the transaction. Management of KWCM expects to seek from its board in due course a mandate to enter into negotiations for the possible acquisition of shares in Galaxy if and when Galaxy shareholders indicate that they will entertain such negotiations. KWCM has been informed that no negotiation will commence until such time as further internal discussions between the Galaxy shareholders have taken place. KWCM cannot predict if and when that will happen.

The timetable for the possible injection is yet to be decided and negotiations may or may not commence and if commenced may or may not lead to a transaction. In the event that a transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Listing Rules. Investors are advised to exercise caution in dealing in the shares of KWCM and KWIH.

KWIH wishes to refer also to its announcement of 17th December 2004 and states that it has now executed agreements for its participation in a joint venture property development company in Mainland China which constitutes a discloseable transaction of KWIH under the Listing Rules and is entirely unrelated to the possible transaction relating to Galaxy. A separate announcement by KWIH will be made as soon as practicable and investors should read that announcement when it is published.

Save for the activities mentioned above and previously disclosed by KWIH in the Announcements and to be the subject of the separate announcement of KWIH referred to above, the KWIH Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWIH Board aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWIH individually and jointly accept responsibility for the accuracy of this announcement.

The Directors of KWCM have noted the recent increases in the price and trading volume of the shares of KWCM and wish to state that they are not aware of any other possible reasons for such increases.

Save for the activities mentioned above and previously disclosed in the Announcements, the KWCM Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature. The directors of KWCM individually and jointly accept responsibility for the accuracy of this announcement.

Trading in the shares of KWIH and KWCM on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 10:51 a.m. on 21st January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of trading in their shares with effect from 9:30 a.m. on 3rd February 2005. Further announcements will be made if and when appropriate.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

生或因依賴該等內容而引致的任何損失承擔任何責任。

香港經濟日報
2005年2月3日
(星期四)



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

聯合澄清、資料更新及復牌

繼二零零五年一月二十日刊發的聯合公佈後，嘉華建材及嘉華國際謹此澄清，就嘉華建材的附屬公司可能收購銀河股份最多90%一事，且彼等認為對其能否繼續進行初步概念研究而言乃屬重要基本條件的澳門政府批准，經已取得。

目前並無就肯定會注入權益達成正式或非正式的協議或共識。

銀河所尋求及獲得的批准乃進行磋商的首要步驟，有關批准並不要求銀河任何股東承諾向嘉華建材或任何其他人士出售權益，亦不要求嘉華建材或任何其他人士承諾收購銀河任何權益。有關可能注入權益的磋商尚未展開。

嘉華建材管理層進行的初步概念研究已接近完成，冀在適當時向其董事會取得授權，藉以就收購銀河股份一事進行磋商。嘉華建材管理層獲告知，此等磋商必須待銀河股東之間進一步內部商討後，方可展開。嘉華建材未能預計上述事件將於何時成事。

可能注入權益的時間表尚未決定。有關磋商可能展開，也可能不會展開，倘若展開磋商，是否可達成交易仍屬未知之數。投資者於買賣嘉華建材及嘉華國際股份時，務請審慎行事。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十一日上午十時五十一分起在聯交所暫停買賣，以待發出此進一步之澄清公佈。嘉華國際及嘉華建材已申請自二零零五年二月三日上午九時三十分起恢復其股份買賣。

如有需要，將在適當時間另行發表公佈。

嘉華國際集團有限公司(「嘉華國際」)董事會(「嘉華國際董事會」)及嘉華建材有限公司(「嘉華建材」)董事會(「嘉華建材董事會」)謹此提述嘉華國際與嘉華建材分別於二零零四年十月七日及十四日以及二零零五年一月六日、十一日及二十日刊發的聯合公佈，以及嘉華建材於二零零五年一月十四日刊發的公佈(「該等公佈」)，並謹此澄清，儘管嘉華建材已獲澳門銀河娛樂場股份有限公司(「銀河」)知會，銀河已就嘉華建材的全資附屬公司可能收購銀河股份最多90%一事取得澳門政府批准，惟目前嘉華建材與銀河股東並無就肯定會注入權益達成正式或非正式的協議或共識。

銀河的最終控股股東呂志和博士(兼任嘉華國際董事會及嘉華建材董事會的主席)亦是呂氏家族全權信託的全權信託受益人，而呂氏家族全權信託則為嘉華國際及嘉華建材兩家公司的最終控股股東。因此，就香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「《上市規則》」)第14A章而言，銀河及其控股股東乃嘉華國際及嘉華建材的關連人士。

呂志和博士與呂耀東先生均兼任嘉華國際及嘉華建材的董事，亦為銀河的董事。鑑於銀河與嘉華建材雙方控股股東之間關係密切，嘉華建材與銀河的控股股東遂於二零零四年五月底或前後展開初步意向探討，討論是否應該考慮探討可能將銀河的權益注入嘉華建材。在進行有關意向探討後，銀河與嘉華建材均各自展開及進行獨立初步概念研究。在意向探討和初步概念研究的過程中，除處理其他技術性問題外，銀河自行選擇向澳門政府申請批准嘉華建材可能收購銀河股份最多90%一事；而有關批准已於其後獲得。嘉華建材當時尚未決定提呈收購銀河的權益，而訖今仍然未有定論。銀河於二零零四年十二月提出申請時並無提供承讓人名稱，而澳門政府必須知道承讓人名稱方會接受申請。因此，呂耀東先生(彼亦兼任嘉華國際及嘉華建材的董事)於二零零五年一月十二日代銀河簽署申請文件時已提供嘉華建材及其全資附屬公司的名稱。除呂耀東先生外，嘉華建材及嘉華國際的股東／僱員概不知悉銀河會於申請時提出嘉華建材及／或嘉華國際的名稱。除呂耀東先生外，概無嘉華建材或嘉華國際的任何董事會成員曾經審閱一月十二日的申請文件。

據嘉華建材了解，倘若初步概念研究得出任何結果，而嘉華建材、銀河及其股東亦均欲進一步推動有關事宜，有關批准乃屬必要，因而作出有關申請。有關申請有可能遭撤回，亦有可能遭拒絕。即使申請獲批准，亦不要求嘉華建材承諾收購銀河任何權益。倘在獲得批准前發出公佈，則可能會引起猜測。

嘉華建材於二零零五年一月十九日傍晚獲呂耀東先生(代表銀河的控股股東)口頭告知已取得澳門政府批准。就對嘉華建材有關而言，澳門政府已批准嘉華建材的全資附屬公司可能收購銀河股份最多90%一事。銀河於二零零五年一月十九日收到於二零零五年一月十七日發出的批准。有關批准並不要求銀河任何股東承諾向嘉華建材或任何其他人士出售權益，亦不會要求嘉華建材或任何其他人士承諾收購銀河任何權益。銀河所尋求及取得的有關批准乃進行任何磋商的首要步驟，否則任何磋商皆無法展開。

有關可能注入權益的磋商尚未展開。嘉華建材管理層進行的初步概念研究已接近完成。該項研究包括市場研究、各種融資方法及結構的研究、以及執行及落實交易步驟的技術性研究。嘉華建材管理層冀在適當時向其董事會取得授權，藉以就可能收購銀河股份一事進行磋商，但必須待銀河股東亦表示希望展開磋商時，方可進行。嘉華建材管理層獲告知，任何磋商必須待銀河股東之間進一步內部商討後，方可展開。嘉華建材未能預計上述事件將於何時進行。

可能注入權益的時間表尚未決定，而有關磋商可能展開，也可能不會展開。倘若展開磋商，是否可達成交易仍屬未知之數。倘該項交易得以落實，嘉華國際及嘉華建材將會根據《上市規則》的規定作出適當公佈。投資者於買賣嘉華建材及嘉華國際股份時，務請審慎行事。

嘉華國際謹此提述其於二零零四年十二月十七日刊發的公佈，並謹此聲明，現已簽訂協議，在中國內地參與合營物業發展公司。根據《上市規則》，該項協議構成嘉華國際的須予披露交易，並與銀河可能進行的交易完全無關。嘉華國際將於切實可行的情況下盡快另行刊發公佈，投資者應於公佈刊發時參閱公佈。

除上文所述者以及嘉華國際較早前在該等公佈所披露者，以及上文所述嘉華國際將另行刊發的公佈所載者外，嘉華國際董事會確認，目前並無任何有關嘉華國際的建議收購或變賣的磋商或協議為根據《上市規則》第13.23條而須予披露者；嘉華國際董事會亦不知悉有任何足以或可能影響價格的事宜為嘉華國際根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華國際董事願就本公佈的準確性個別及共同承擔責任。

嘉華建材董事注意到最近嘉華建材股份價格及成交量上升，並謹此聲明，彼等概不知悉可能導致有關上升的任何其他原因。

除上文所述者以及較早前在該等公佈所披露者外，嘉華建材董事會確認，目前並無任何有關嘉華建材的建議收購或變賣的磋商或協議為根據《上市規則》第13.23條而須予披露者；嘉華建材董事會亦不知悉有任何足以或可能影響價格的事宜為嘉華建材根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華建材董事願就本公佈的準確性個別及共同承擔責任。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十一日上午十時五十一分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年二月三日上午九時三十分起恢復其股份買賣。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；嘉華國際的非執行董事為梁文建先生；而嘉華國際的獨立非執行董事為鍾逸傑爵士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭嘉智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。



K. WAH INTERNATIONAL HOLDINGS LIMITED 嘉華國際集團有限公司 (於百慕達註冊成立之有限公司) (股份代號：173)	K. WAH CONSTRUCTION MATERIALS LIMITED 嘉華建材有限公司 (於香港註冊成立之有限公司) (股份代號：27)

聯合澄清、資料更新及復牌

繼二零零五年一月二十日刊發的聯合公佈後，嘉華建材及嘉華國際謹此澄清，就嘉華建材的附屬公司可能收購銀河股份最多90%一事，且彼等認為對其能否繼續進行初步概念研究而言乃屬重要基本條件的澳門政府批准，經已取得。

目前並無就肯定會注入權益達成正式或非正式的協議或共識。

銀河所尋求及獲得的批准乃進行磋商的首要步驟，有關批准並不要求銀河任何股東承諾向嘉華建材或任何其他人士出售權益，亦不要求嘉華建材或任何其他人士承諾收購銀河任何權益。有關可能注入權益的磋商尚未展開。

嘉華建材管理層進行的初步概念研究已接近完成，冀在適當時向其董事會取得授權，藉以就收購銀河股份一事進行磋商。嘉華建材管理層獲告知，此等磋商必須待銀河股東之間進一步內部商討後，方可展開。嘉華建材未能預計上述事件將於何時成事。

可能注入權益的時間表尚未決定。有關磋商可能展開，也可能不會展開，倘若展開磋商，是否可達成交易仍屬未知之數。投資者於買賣嘉華建材及嘉華國際股份時，務請審慎行事。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十一日上午十時五十一分起在聯交所暫停買賣，以待發出此進一步之澄清公佈。嘉華國際及嘉華建材已申請自二零零五年二月三日上午九時三十分起恢復其股份買賣。

如有需要，將在適當時間另行發表公佈。

嘉華國際集團有限公司(「嘉華國際」)董事會(「嘉華國際董事會」)及嘉華建材有限公司(「嘉華建材」)董事會(「嘉華建材董事會」)謹此提述嘉華國際與嘉華建材分別於二零零四年十月七日及十四日以及二零零五年一月六日、十一日及二十日刊發的聯合公佈，以及嘉華建材於二零零五年一月十四日刊發的公佈(「該等公佈」)，並謹此澄清，儘管嘉華建材已獲澳門銀河娛樂場股份有限公司(「銀河」)知會，銀河已就嘉華建材的全資附屬公司可能收購銀河股份最多90%一事取得澳門政府批准，惟目前嘉華建材與銀河股東並無就肯定會注入權益達成正式或非正式的協議或共識。

銀河的最終控股股東呂志和博士(兼任嘉華國際董事會及嘉華建材董事會的主席)亦是呂氏家族全權信託的全權信託受益人，而呂氏家族全權信託則為嘉華國際及嘉華建材兩家公司的最終控股股東。因此，就香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「《上市規則》」)第14A章而言，銀河及其控股股東乃嘉華國際及嘉華建材的關連人士。

呂志和博士與呂耀東先生均兼任嘉華國際及嘉華建材的董事，亦為銀河的董事。鑑於銀河與嘉華建材雙方控股股東之間關係密切，嘉華建材與銀河的控股股東遂於二零零四年五月底或前後展開初步意向探討，討論是否應該考慮探討可能將銀河的權益注入嘉華建材。在進行有關意向探討後，銀河與嘉華建材均各自展開及進行獨立初步概念研究。在意向探討和初步概念研究的過程中，除處理其他技術性問題外，銀河自行選擇向澳門政府申請批准嘉華建材可能收購銀河股份最多90%一事；而有關批准已於其後獲得。嘉華建材當時尚未決定提呈收購銀河的權益，而訖今仍然未有定論。銀河於二零零四年十二月提出申請時並無提供承讓人名稱，而澳門政府必須知道承讓人名稱方會接受申請。因此，呂耀東先生(彼亦兼任嘉華國際及嘉華建材的董事)於二零零五年一月十二日代銀河簽署申請文件時已提供嘉華建材及其全資附屬公司的名稱。除呂耀東先生外，嘉華建材及嘉華國際的股東／僱員概不知悉銀河會於申請時提出嘉華建材及／或嘉華國際的名稱。除呂耀東先生外，概無嘉華建材或嘉華國際的任何董事會成員曾經審閱一月十二日的申請文件。

據嘉華建材了解，倘若初步概念研究得出任何結果，而嘉華建材、銀河及其股東亦均欲進一步推動有關事宜，有關批准乃屬必要，因而作出有關申請。有關申請有可能遭撤回，亦有可能遭拒絕。即使申請獲批准，亦不要求嘉華建材承諾收購銀河任何權益。倘在獲得批准前發出公佈，則可能會引起猜測。

嘉華建材於二零零五年一月十九日傍晚獲呂耀東先生(代表銀河的控股股東)口頭告知已取得澳門政府批准。就對嘉華建材有關而言，澳門政府已批准嘉華建材的全資附屬公司可能收購銀河股份最多90%一事。銀河於二零零五年一月十九日收到於二零零五年一月十七日發出的批准。有關批准並不要求銀河任何股東承諾向嘉華建材或任何其他人士出售權益，亦不會要求嘉華建材或任何其他人士承諾收購銀河任何權益。銀河所尋求及取得的有關批准乃進行任何磋商的首要步驟，否則任何磋商皆無法展開。

有關可能注入權益的磋商尚未展開。嘉華建材管理層進行的初步概念研究已接近完成。該項研究包括市場研究、各種融資方法及結構的研究、以及執行及落實交易步驟的技術性研究。嘉華建材管理層冀在適當時向其董事會取得授權，藉以就可能收購銀河股份一事進行磋商，但必須待銀河股東亦表示希望展開磋商時，方可進行。嘉華建材管理層獲告知，任何磋商必須待銀河股東之間進一步內部商討後，方可展開。嘉華建材未能預計上述事件將於何時進行。

可能注入權益的時間表尚未決定，而有關磋商可能展開，也可能不會展開。倘若展開磋商，是否可達成交易仍屬未知之數。倘該項交易得以落實，嘉華國際及嘉華建材將會根據《上市規則》的規定作出適當公佈。投資者於買賣嘉華建材及嘉華國際股份時，務請審慎行事。

嘉華國際謹此提述其於二零零四年十二月十七日刊發的公佈，並謹此聲明，現已簽訂協議，在中國內地參與合營物業發展公司。根據《上市規則》，該項協議構成嘉華國際的須予披露交易，並與銀河可能進行的交易完全無關。嘉華國際將於切實可行的情況下盡快另行刊發公佈，投資者應於公佈刊發時參閱公佈。

除上文所述者以及嘉華國際較早前在該等公佈所披露者，以及上文所述嘉華國際將另行刊發的公佈所載者外，嘉華國際董事會確認，目前並無任何有關嘉華國際的建議收購或變賣的磋商或協議為根據《上市規則》第13.23條而須予披露者；嘉華國際董事會亦不知悉有任何足以或可能影響價格的事宜為嘉華國際根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華國際董事願就本公佈的準確性個別及共同承擔責任。

嘉華建材董事注意到最近嘉華建材股份價格及成交量上升，並謹此聲明，彼等概不知悉可能導致有關上升的任何其他原因。

除上文所述者以及較早前在該等公佈所披露者外，嘉華建材董事會確認，目前並無任何有關嘉華建材的建議收購或變賣的磋商或協議為根據《上市規則》第13.23條而須予披露者；嘉華建材董事會亦不知悉有任何足以或可能影響價格的事宜為嘉華建材根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華建材董事願就本公佈的準確性個別及共同承擔責任。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十一日上午十時五十一分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年二月三日上午九時三十分起恢復其股份買賣。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；嘉華國際的非執行董事為梁文建先生；而嘉華國際的獨立非執行董事為鍾逸傑爵士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭慕智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

The Standard 21 January 2005 (Friday)



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

Joint Announcement

The KWIH Board and the KWCM Board refer to the Announcements and wish to report that KWCM has been informed by Galaxy that approval has been obtained from the Macau Government for the possible injection into KWCM of a majority interest in Galaxy. Galaxy is one of the gaming concessionaries which is engaging in gaming and other related business (including hotel, resort and entertainment business) in Macau. While discussion relating to the possible injection has not yet commenced, KWCM was further informed that it can only commence after such time as further discussions among the Galaxy shareholders have taken place.

The KWIH Board and the KWCM Board wish to state that notwithstanding such approval, the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing and have yet to be completed. The timetable for the possible injection is yet to be decided. **The KWIH Board and the KWCM Board wish to clarify that such preliminary conceptual studies may or may not lead to a transaction.** In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Listing Rules.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

Tradings in the shares of KWIH and KWCM on the Stock Exchange were suspended at the respective requests of KWIH and KWCM with effect from 9:30 a.m. on 20 January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of tradings in their shares with effect from 9:30 a.m. on 21 January 2005.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to the joint announcements made by KWIH and KWCM on 7 and 14 October 2004, and 6 and 11 January 2005 and the announcement made by KWCM on 14 January 2005 (the "Announcements") and wish to report that KWCM has been informed by Galaxy Casino S.A., Macau ("Galaxy") that approval has been obtained from the Macau Government for the possible injection into KWCM of a majority interest in Galaxy. Galaxy is one of the gaming concessionaries which is engaging in gaming and other related business (including hotel, resort and entertainment business) in Macau. While discussion relating to the possible injection has not yet commenced, KWCM was further informed that it can only commence after such time as further discussions between the Galaxy shareholders have taken place.

The KWIH Board and the KWCM Board wish to state that notwithstanding such approval, the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing and have yet to be completed. The timetable for the possible injection is yet to be decided. **The KWIH Board and the KWCM Board wish to clarify that such preliminary conceptual studies may or may not lead to a transaction.** In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Save for the activities mentioned above and previously disclosed by KWIH on 17 December 2004 and in the Announcements, the KWIH Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWIH Board aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWIH individually and jointly accept responsibility for the accuracy of this announcement.

Save for the activities mentioned above and previously disclosed in the Announcements, the KWCM Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWCM individually and jointly accept responsibility for the accuracy of this announcement.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

Tradings in the shares of KWIH and KWCM on the Stock Exchange were suspended at the respective requests of KWIH and KWCM with effect from 9:30 a.m. on 20 January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of tradings in their shares with effect from 9:30 a.m. on 21 January 2005.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

Joint Announcement

The KWIH Board and the KWCM Board refer to the Announcements and wish to report that KWCM has been informed by Galaxy that approval has been obtained from the Macau Government for the possible injection into KWCM of a majority interest in Galaxy. Galaxy is one of the gaming concessionaries which is engaging in gaming and other related business (including hotel, resort and entertainment business) in Macau. While discussion relating to the possible injection has not yet commenced, KWCM was further informed that it can only commence after such time as further discussions among the Galaxy shareholders have taken place.

The KWIH Board and the KWCM Board wish to state that notwithstanding such approval, the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing and have yet to be completed. The timetable for the possible injection is yet to be decided. **The KWIH Board and the KWCM Board wish to clarify that such preliminary conceptual studies may or may not lead to a transaction.** In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Listing Rules.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

Tradings in the shares of KWIH and KWCM on the Stock Exchange were suspended at the respective requests of KWIH and KWCM with effect from 9:30 a.m. on 20 January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of tradings in their shares with effect from 9:30 a.m. on 21 January 2005.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to the joint announcements made by KWIH and KWCM on 7 and 14 October 2004, and 6 and 11 January 2005 and the announcement made by KWCM on 14 January 2005 (the "Announcements") and wish to report that KWCM has been informed by Galaxy Casino S.A., Macau ("Galaxy") that approval has been obtained from the Macau Government for the possible injection into KWCM of a majority interest in Galaxy. Galaxy is one of the gaming concessionaries which is engaging in gaming and other related business (including hotel, resort and entertainment business) in Macau. While discussion relating to the possible injection has not yet commenced, KWCM was further informed that it can only commence after such time as further discussions between the Galaxy shareholders have taken place.

The KWIH Board and the KWCM Board wish to state that notwithstanding such approval, the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing and have yet to be completed. The timetable for the possible injection is yet to be decided. **The KWIH Board and the KWCM Board wish to clarify that such preliminary conceptual studies may or may not lead to a transaction.** In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Save for the activities mentioned above and previously disclosed by KWIH on 17 December 2004 and in the Announcements, the KWIH Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWIH Board aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWIH individually and jointly accept responsibility for the accuracy of this announcement.

Save for the activities mentioned above and previously disclosed in the Announcements, the KWCM Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWCM individually and jointly accept responsibility for the accuracy of this announcement.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

Tradings in the shares of KWIH and KWCM on the Stock Exchange were suspended at the respective requests of KWIH and KWCM with effect from 9:30 a.m. on 20 January 2005 pending the release of this announcement. KWIH and KWCM have applied for a resumption of tradings in their shares with effect from 9:30 a.m. on 21 January 2005.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 20 January 2005

信報 2005年1月21日 (星期五)



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

聯合公佈

嘉華國際董事會及嘉華建材董事會謹此提述該等公佈，並謹此報告嘉華建材已獲銀河知會，已取得澳門政府批准銀河可能將其主要權益注入嘉華建材。銀河乃澳門其中一家博彩經營批給的持有人，從事博彩及其他相關業務(包括酒店、渡假中心及娛樂業務)。儘管雙方未有就可能注入權益一事展開磋商，惟嘉華建材亦獲告知，此等磋商必須待銀河股東進一步磋商後，方可展開。

嘉華國際董事會及嘉華建材董事會謹此聲明，儘管銀河已取得澳門政府批准，惟嘉華建材就可能注入若干澳門博彩業務(可能包括其他相關業務(包括酒店、渡假中心及娛樂業務))的可行性而展開的初步概念研究仍在進行中，有待完成。可能注入權益的時間表尚未決定。**嘉華國際董事會及嘉華建材董事會謹此聲明，上述初步概念研究可能會或可能不會促成交易。**倘該項交易得以落實，嘉華國際及嘉華建材將會根據《上市規則》的規定作出適當公佈。

嘉華國際及嘉華建材各自的股東及有意投資者，在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

應嘉華國際及嘉華建材各自的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十日上午九時三十分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年一月二十一日上午九時三十分起恢復其股份買賣。

嘉華國際集團有限公司(「嘉華國際」)董事會(「嘉華國際董事會」)及嘉華建材有限公司(「嘉華建材」)董事會(「嘉華建材董事會」)謹此提述嘉華國際與嘉華建材分別於二零零四年十月七日和十月十四日，及二零零五年一月六日和一月十一日發表的聯合公佈，以及嘉華建材於二零零五年一月十四日發表的公佈(「該等公佈」)，並謹此報告嘉華建材已獲澳門銀河娛樂場股份有限公司(「銀河」)知會，已取得澳門政府批准銀河可能將其主要權益注入嘉華建材。銀河乃澳門其中一家博彩經營批給的持有人，從事博彩及其他相關業務(包括酒店、渡假中心及娛樂業務)。儘管雙方未有就可能注入權益一事展開磋商，惟嘉華建材亦獲告知，此等磋商必須待銀河股東進一步磋商後，方可展開。

嘉華國際董事會及嘉華建材董事會謹此聲明，儘管銀河已取得澳門政府批准，惟嘉華建材就可能注入若干澳門博彩業務(可能包括其他相關業務(包括酒店、渡假中心及娛樂業務))的可行性而展開的初步概念研究仍在進行中，有待完成。可能注入權益的時間表尚未決定。**嘉華國際董事會及嘉華建材董事會謹此聲明，上述初步概念研究可能會或可能不會促成交易。**倘該項交易得以落實，嘉華國際及嘉華建材將會根據香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「《上市規則》」)的規定作出適當公佈。

除上文所述者、嘉華國際於二零零四年十二月十七日較早前所披露者以及該等公佈所披露者外，嘉華國際董事會確認，目前並無任何有關嘉華國際的建議收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；嘉華國際董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華國際董事願就本公佈的準確性個別及共同承擔責任。

除上文所述者以及該等公佈較早前所披露者外，嘉華建材董事會確認，目前並無任何有關嘉華建材的建議收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；嘉華建材董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華建材董事願就本公佈的準確性個別及共同承擔責任。

嘉華國際及嘉華建材各自的股東及有意投資者，在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十日上午九時三十分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年一月二十一日上午九時三十分起恢復其股份買賣。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；嘉華國際的非執行董事為梁文建先生；而嘉華國際的獨立非執行董事為鍾逸傑爵士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭慕智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零五年一月二十日



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

聯合公佈

嘉華國際董事會及嘉華建材董事會謹此提述該等公佈，並謹此報告嘉華建材已獲銀河知會，已取得澳門政府批准銀河可能將其主要權益注入嘉華建材。銀河乃澳門其中一家博彩經營批給的持有人，從事博彩及其他相關業務（包括酒店、渡假中心及娛樂業務）。儘管雙方未有就可能注入權益一事展開磋商，惟嘉華建材亦獲告知，此等磋商必須待銀河股東進一步磋商後，方可展開。

嘉華國際董事會及嘉華建材董事會謹此聲明，儘管銀河已取得澳門政府批准，惟嘉華建材就可能注入若干澳門博彩業務（可能包括其他相關業務（包括酒店、渡假中心及娛樂業務））的可行性而展開的初步概念研究仍在進行中，有待完成。可能注入權益的時間表尚未決定。**嘉華國際董事會及嘉華建材董事會謹此聲明，上述初步概念研究可能會或可能不會促成交易。**倘該項交易得以落實，嘉華國際及嘉華建材將會根據《上市規則》的規定作出適當公佈。

嘉華國際及嘉華建材各自的股東及有意投資者，在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

應嘉華國際及嘉華建材各自的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十日上午九時三十分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年一月二十一日上午九時三十分起恢復其股份買賣。

嘉華國際集團有限公司（「嘉華國際」）董事會（「嘉華國際董事會」）及嘉華建材有限公司（「嘉華建材」）董事會（「嘉華建材董事會」）謹此提述嘉華國際與嘉華建材分別於二零零四年十月七日和十月十四日，及二零零五年一月六日和一月十一日發表的聯合公佈，以及嘉華建材於二零零五年一月十四日發表的公佈（「該等公佈」），並謹此報告嘉華建材已獲澳門銀河娛樂場股份有限公司（「銀河」）知會，已取得澳門政府批准銀河可能將其主要權益注入嘉華建材。銀河乃澳門其中一家博彩經營批給的持有人，從事博彩及其他相關業務（包括酒店、渡假中心及娛樂業務）。儘管雙方未有就可能注入權益一事展開磋商，惟嘉華建材亦獲告知，此等磋商必須待銀河股東進一步磋商後，方可展開。

嘉華國際董事會及嘉華建材董事會謹此聲明，儘管銀河已取得澳門政府批准，惟嘉華建材就可能注入若干澳門博彩業務（可能包括其他相關業務（包括酒店、渡假中心及娛樂業務））的可行性而展開的初步概念研究仍在進行中，有待完成。可能注入權益的時間表尚未決定。**嘉華國際董事會及嘉華建材董事會謹此聲明，上述初步概念研究可能會或可能不會促成交易。**倘該項交易得以落實，嘉華國際及嘉華建材將會根據香港聯合交易所有限公司（「聯交所」）《證券上市規則》（「《上市規則》」）的規定作出適當公佈。

除上文所述者、嘉華國際於二零零四年十二月十七日較早前所披露者以及該等公佈所披露者外，嘉華國際董事會確認，目前並無任何有關嘉華國際的建議收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；嘉華國際董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華國際董事願就本公佈的準確性個別及共同承擔責任。

除上文所述者以及該等公佈較早前所披露者外，嘉華建材董事會確認，目前並無任何有關嘉華建材的建議收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；嘉華建材董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。嘉華建材董事願就本公佈的準確性個別及共同承擔責任。

嘉華國際及嘉華建材各自的股東及有意投資者，在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

應嘉華國際及嘉華建材的要求，嘉華國際及嘉華建材股份已自二零零五年一月二十日上午九時三十分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已申請自二零零五年一月二十一日上午九時三十分起恢復其股份買賣。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；嘉華國際的非執行董事為梁文建先生；而嘉華國際的獨立非執行董事為鍾逸傑爵士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭慕智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零五年一月二十日

The Standard Monday, January 17, 2005 (Monday)



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

UNUSUAL MOVEMENT IN PRICE AND TRADING VOLUME

This announcement is made in relation to the recent decrease in price and increase in trading volume of the shares in K. Wah Construction Materials Limited ("KWCM"), and to statements contained in two newspaper articles appearing in Sing Tao Daily and Oriental Daily on 14 January 2005 in respect of KWCM.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors of KWCM ("KWCM Board") have noted the recent decrease in price and increase in trading volume of the shares in KWCM and are not aware of any reasons for such unusual movement save as previously disclosed by KWCM on 7 and 14 October 2004, and 6 and 11 January 2005 (the "Announcements").

The KWCM Board refers to two newspaper articles appearing in Sing Tao Daily and Oriental Daily on 14 January 2005 containing statements to the effect that KWCM had engaged a financial intermediary for placing of its shares next week and that KWCM had planned to carry out construction business in Macau and had applied to the Macau government for the relevant licences. The KWCM Board wishes to clarify that the said newspaper statements were incorrect. KWCM has not entered into any placing agreements with any financial intermediary for the placement of its shares and has no plan for placing its shares next week. Besides, KWCM has no current plan to pursue any construction business in Macau and has not applied for, nor obtained, any licence for carrying out such business in Macau. The KWCM Board wishes to note that KWCM is principally engaged in construction materials business and has never been engaged in construction business (which is different from construction materials business). Recently, KWCM is exploring the possibility of carrying out construction materials business in Macau, but no business has commenced yet.

Save as disclosed in the Announcements, the KWCM Board confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The directors of KWCM individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 14 January 2005

As at the date of this announcement, the directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

香港經濟日報 17/01/2005（星期一）



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司

（於香港註冊成立之有限公司）
（股份代號：27）

股價及成交量的不尋常變動

本公佈乃就嘉華建材有限公司（「嘉華建材」）股份最近價格下跌及成交量上升而作出，及提述星島日報和東方日報於二零零五年一月十四日刊載有關嘉華建材的兩篇報導中所載的陳述。

本聲明乃應香港聯合交易所有限公司要求而作出。

嘉華建材的董事（「嘉華建材董事會」）注意到嘉華建材股份最近價格下跌及成交量上升。除嘉華建材早前於二零零四年十月七日及十四日以及二零零五年一月六日及十一日所披露者外（「該等公佈」），嘉華建材董事會並不知悉導致上述不尋常變動的任何原因。

嘉華建材董事會茲提述星島日報和東方日報於二零零五年一月十四日刊載的兩篇報導中所載的陳述，內容意指嘉華建材已委聘一所金融中介機構於下週配售其股份，及嘉華建材計劃在澳門經營建築業務，並已向澳門政府申請有關牌照。嘉華建材董事會謹此澄清，上述報導陳述並不正確。嘉華建材並無就配售其股份一事，與任何金融中介機構訂立任何配售協議，亦無計劃在下週配售其股份。此外，嘉華建材目前並無計劃在澳門經營任何建築業務，亦無申請或獲得任何在澳門經營該類業務的牌照。嘉華建材董事會亦謹此指出，建築業務有別於建築材料業務，而嘉華建材主要從事建築材料業務，從未經營建築業務。嘉華建材近期正在探討於澳門經營建築材料業務的可行性，惟尚未開展業務。

除該等公佈所披露者外，嘉華建材董事會確認，目前並無任何有關嘉華建材的擬進行收購或變賣的商談或協議為根據上市規則第13.23條而須予披露；嘉華建材董事會亦不知悉嘉華建材有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予以披露。嘉華建材董事願就本聲明的準確性個別及共同承擔責任。

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零五年一月十四日

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

Unusual Movement in Price and Trading Volume

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Unusual Movement in Price and Trading Volume

This announcement is made in relation to the recent decrease in price and increase in trading volume of the shares in K. Wah International Holdings Limited ("KWIH") and the recent decrease in price and increase in trading volume of the shares in K. Wah Construction Materials Limited ("KWCM").

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The directors of KWCM (the "KWCM Directors") have noted the recent decrease in price and increase in trading volume in the shares of KWCM and are not aware of any reasons for such unusual movement save as previously disclosed by KWCM and KWIH jointly on 7 and 14 October 2004, and 6 January 2005 (collectively the "Joint Announcements").

However KWIH and KWCM wish to state that the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing. KWIH and KWCM wish to further state that such preliminary conceptual studies may or may not lead to a transaction. In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Rules Governing the Listing of Securities on the Stock Exchange.

The directors of KWIH (the "KWIH Directors") have noted the recent decrease in price and increase in trading volume in the shares of KWIH (the "KWIH Shares") and are not aware of any reasons for such unusual movement save as previously disclosed in the Joint Announcements and by KWIH on 17 December 2004.

However, KWIH wishes to point out that in the last two weeks, KWIH has received notices of conversion from holders of 0.5% guaranteed convertible bonds due 2009 (the "Convertible Bonds") of aggregate principal amounts of HK$352,760,000 to convert their Convertible Bonds into an aggregate of 156,782,216 KWIH Shares, representing approximately 7.2% of the issued share capital of KWIH as enlarged by the said conversions. Pursuant to the terms of the Convertible Bonds, KWIH Shares to be issued pursuant to the conversion of the Convertible Bonds shall be issued within 21 days from the day (being a day, other than Saturday, which the Stock Exchange is open for business) immediately following the date on which the conversion rights are exercised and at a conversion price of HK$2.25 per KWIH Share. Terms of the Convertible Bonds are set out in the announcement of KWIH dated 25 February 2004.

Save as disclosed herein and previously disclosed in the Joint Announcements, the board of KWCM confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of KWCM aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The KWCM Directors individually and jointly accept responsibility for the accuracy of this statement insofar as the same is relating to KWCM.

Save as disclosed herein and previously disclosed by KWIH on 17 December 2004 and the Joint Announcements, the board of KWIH confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of KWIH aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The KWIH Directors individually and jointly accept responsibility for the accuracy of this statement insofar as the same is relating to KWIH.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin; and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 11 January 2005



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

Unusual Movement in Price and Trading Volume

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Unusual Movement in Price and Trading Volume

This announcement is made in relation to the recent decrease in price and increase in trading volume of the shares in K. Wah International Holdings Limited ("KWIH") and the recent decrease in price and increase in trading volume of the shares in K. Wah Construction Materials Limited ("KWCM").

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The directors of KWCM (the "KWCM Directors") have noted the recent decrease in price and increase in trading volume in the shares of KWCM and are not aware of any reasons for such unusual movement save as previously disclosed by KWCM and KWIH jointly on 7 and 14 October 2004, and 6 January 2005 (collectively the "Joint Announcements").

However KWIH and KWCM wish to state that the preliminary conceptual studies by KWCM relating to the feasibility of the possible injection of certain Macau gaming business which may include other related business (including hotel, resort and entertainment business) are progressing. KWIH and KWCM wish to further state that such preliminary conceptual studies may or may not lead to a transaction. In the event that such transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Rules Governing the Listing of Securities on the Stock Exchange.

The directors of KWIH (the "KWIH Directors") have noted the recent decrease in price and increase in trading volume in the shares of KWIH (the "KWIH Shares") and are not aware of any reasons for such unusual movement save as previously disclosed in the Joint Announcements and by KWIH on 17 December 2004.

However, KWIH wishes to point out that in the last two weeks, KWIH has received notices of conversion from holders of 0.5% guaranteed convertible bonds due 2009 (the "Convertible Bonds") of aggregate principal amounts of HK$352,760,000 to convert their Convertible Bonds into an aggregate of 156,782,216 KWIH Shares, representing approximately 7.2% of the issued share capital of KWIH as enlarged by the said conversions. Pursuant to the terms of the Convertible Bonds, KWIH Shares to be issued pursuant to the conversion of the Convertible Bonds shall be issued within 21 days from the day (being a day, other than Saturday, which the Stock Exchange is open for business) immediately following the date on which the conversion rights are exercised and at a conversion price of HK$2.25 per KWIH Share. Terms of the Convertible Bonds are set out in the announcement of KWIH dated 25 February 2004.

Save as disclosed herein and previously disclosed in the Joint Announcements, the board of KWCM confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWCM which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of KWCM aware of any matter discloseable under the general obligation imposed on KWCM by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The KWCM Directors individually and jointly accept responsibility for the accuracy of this statement insofar as the same is relating to KWCM.

Save as disclosed herein and previously disclosed by KWIH on 17 December 2004 and the Joint Announcements, the board of KWIH confirms that there are presently no negotiations or agreements relating to intended acquisitions or realisations relating to KWIH which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of KWIH aware of any matter discloseable under the general obligation imposed on KWIH by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The KWIH Directors individually and jointly accept responsibility for the accuracy of this statement insofar as the same is relating to KWIH.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of KWIH is Mr. Michael Leung Man Kin; and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

信報 2005年1月12日(星期三)



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

股價及成交量的不尋常變動

本公佈乃就嘉華國際集團有限公司(「嘉華國際」)股份最近價格下跌及成交量上升，以及就嘉華建材有限公司(「嘉華建材」)股份最近價格下跌及成交量上升而作出。

本聲明乃應香港聯合交易所有限公司(「聯交所」)要求而作出。

嘉華建材的董事(「嘉華建材董事」)注意到最近嘉華建材股份價格下跌及成交量上升。除嘉華建材及嘉華國際早前於二零零四年十月七日及十四日以及二零零五年一月六日刊發的公佈(統稱「聯合公佈」)所披露者外，嘉華建材董事並不知悉導致上述不尋常變動的任何原因。

然而，嘉華國際及嘉華建材謹此聲明，嘉華建材就可能注入若干澳門博彩業務(可能包括其他相關業務(包括酒店、渡假中心及娛樂業務))的可行性而展開的初步概念研究仍在進行中。嘉華國際及嘉華建材謹此進一步聲明，上述初步概念研究可能會或可能不會促成交易。倘該項交易得以落實，嘉華國際及嘉華建材將會根據聯交所證券上市規則的規定作出適當公佈。

嘉華國際的董事(「嘉華國際董事」)注意到最近嘉華國際的股份(「嘉華國際股份」)價格下跌及成交量上升。除聯合公佈及嘉華國際早前於二零零四年十二月十七日刊發的公佈所披露者外，嘉華國際董事並不知悉導致上述不尋常變動的任何原因。

然而，嘉華國際謹此指出，嘉華國際在過去兩星期內接獲持有於二零零九年到期0.50 釐有擔保可換股債券(「可換股債券」)的人士的多份換股通知書，本金總額為352,760,000港元，藉以將彼等的可換股債券轉換為合共156,782,216股嘉華國際股份(佔嘉華國際經上述轉換所擴大的已發行股本約7.2%)。根據可換股債券的條款，就轉換可換股債券而將予發行的嘉華國際股份須於緊接換股權行使日期當日(除星期六外聯交所營業的日子)起計21天內發行，換股價為每股嘉華國際股份2.25港元。可換股債券的條款載於嘉華國際於二零零四年二月二十五日刊發的公佈。

除本公佈及早前於聯合公佈所披露者外，嘉華建材董事會確認，嘉華建材目前並無任何有關擬進行的收購或變賣的商談或協議根據上市規則第13.23條而須予披露；嘉華建材董事會亦不知悉嘉華建材有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予以披露。嘉華建材董事願就本聲明中有關嘉華建材的聲明的準確性個別及共同承擔責任。

除本公佈、嘉華國際早前於二零零四年十二月十七日刊發的公佈以及聯合公佈所披露者外，嘉華國際董事會確認，嘉華國際目前並無任何有關擬進行的收購或變賣的商談或協議根據上市規則第13.23條而須予披露；嘉華國際董事會亦不知悉嘉華國際有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予以披露。嘉華國際董事願就本聲明中有關嘉華國際的聲明的準確性個別及共同承擔責任。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭森智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零五年一月十一日

2005年1月12日



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

股價及成交量的不尋常變動

本公佈乃就嘉華國際集團有限公司(「嘉華國際」)股份最近價格下跌及成交量上升，以及就嘉華建材有限公司(「嘉華建材」)股份最近價格下跌及成交量上升而作出。

本聲明乃應香港聯合交易所有限公司(「聯交所」)要求而作出。

嘉華建材的董事(「嘉華建材董事」)注意到最近嘉華建材股份價格下跌及成交量上升。除嘉華建材及嘉華國際早前於二零零四年十月七日及十四日以及二零零五年一月六日刊發的公佈(統稱「聯合公佈」)所披露者外，嘉華建材董事並不知悉導致上述不尋常變動的任何原因。

然而，嘉華國際及嘉華建材謹此聲明，嘉華建材就可能注入若干澳門博彩業務(可能包括其他相關業務(包括酒店、渡假中心及娛樂業務))的可行性而展開的初步概念研究仍在進行中。嘉華國際及嘉華建材謹此進一步聲明，上述初步概念研究可能會或可能不會促成交易。倘該項交易得以落實，嘉華國際及嘉華建材將會根據聯交所證券上市規則的規定作出適當公佈。

嘉華國際的董事(「嘉華國際董事」)注意到最近嘉華國際的股份(「嘉華國際股份」)價格下跌及成交量上升。除聯合公佈及嘉華國際早前於二零零四年十二月十七日刊發的公佈所披露者外，嘉華國際董事並不知悉導致上述不尋常變動的任何原因。

然而，嘉華國際謹此指出，嘉華國際在過去兩星期內接獲持有於二零零九年到期0.50釐有擔保可換股債券(「可換股債券」)的人士的多份換股通知書，本金總額為352,760,000港元，藉以將彼等的可換股債券轉換為合共156,782,216股嘉華國際股份(佔嘉華國際經上述轉換所擴大的已發行股本約7.2%)。根據可換股債券的條款，就轉換可換股債券而將予發行的嘉華國際股份須於緊接換股權行使日期當日(除星期六外聯交所營業的日子)起計21天內發行，換股價為每股嘉華國際股份2.25港元。可換股債券的條款載於嘉華國際於二零零四年二月二十五日刊發的公佈。

除本公佈及早前於聯合公佈所披露者外，嘉華建材董事會確認，嘉華建材目前並無任何有關擬進行的收購或變賣的商談或協議根據上市規則第13.23條而須予披露；嘉華建材董事會亦不知悉嘉華建材有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予以披露。嘉華建材董事願就本聲明中有關嘉華建材的聲明的準確性個別及共同承擔責任。

除本公佈、嘉華國際早前於二零零四年十二月十七日刊發的公佈以及聯合公佈所披露者外，嘉華國際董事會確認，嘉華國際目前並無任何有關擬進行的收購或變賣的商談或協議根據上市規則第13.23條而須予披露；嘉華國際董事會亦不知悉嘉華國際有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予以披露。嘉華國際董事願就本聲明中有關嘉華國際的聲明的準確性個別及共同承擔責任。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零五年一月十一日



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT CLARIFICATION ANNOUNCEMENT

The KWCM Board has noted that recent increases in the price and trading volume of the shares of KWCM and wish to state that it is not aware of any reasons for such increases save as disclosed herein.

The KWIH Board and the KWCM Board refer to an article appearing in the Sing Pao of 6 January 2005 in relation to the purported injection of certain Macau gaming business and hotel business into KWCM.

The KWIH Board and the KWCM Board would like to refer to the Announcements and wish to state that the gaming business as referred to in the Announcements may include other related business (including hotel, resort and entertainment business). The KWIH Board and the KWCM Board also wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") has noted that recent increases in the price and trading volume of the shares of KWCM and wish to state that it is not aware of any reasons for such increases save as disclosed herein.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the KWCM Board refer to an article appearing in the Sing Pao of 6 January 2005 in relation to the purported injection of certain Macau gaming business and hotel business into KWCM.

The KWIH Board and the KWCM Board would like to refer to the joint clarification announcements of KWIH and KWCM respectively dated 7 October 2004 and 14 October 2004 ("Announcements") and wish to state that the gaming business as referred to in the Announcements may include other related business (including hotel, resort and entertainment business). The KWIH Board and the KWCM Board also wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

Save as disclosed above and in the Announcements, the KWCM Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the KWCM Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu; the non-executive director is Mr. Michael Leung Man Kin; and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director is Mr. Moses Cheng Mo Chi; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 6 January 2005

香港經濟日報　二00五年一月七日（星期五）



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

聯合澄清公佈

嘉華建材董事會注意到最近嘉華建材股份價格及成交量上升，茲聲明除本公佈所披露者外，其並不知悉導致股份價格及成交量上升的任何原因。

嘉華國際董事會及嘉華建材董事會茲提述刊載於二零零五年一月六日《成報》內一篇報導，內容關於據稱將若干澳門博彩業務及酒店業務注入嘉華建材的傳聞。

嘉華國際董事會及嘉華建材董事會謹此提述該等公佈，並謹此聲明該等公佈中所指的博彩業務可能涉及其他相關業務（包括酒店、渡假中心及娛樂業務）。此外，嘉華國際董事會及嘉華建材董事會亦謹此聲明，目前概無任何事態發展為嘉華國際及嘉華建材各自的股東及有意投資者需要注意者。

嘉華國際及嘉華建材各自的股東及有意投資者在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

本聲明乃應香港聯合交易所有限公司要求而作出。

嘉華建材有限公司（「嘉華建材」）董事會（「嘉華建材董事會」）注意到最近嘉華建材股份價格及成交量上升，茲聲明除本公佈所披露者外，其並不知悉導致股份價格及成交量上升的任何原因。

嘉華國際集團有限公司（「嘉華國際」）董事會（「嘉華國際董事會」）及嘉華建材董事會茲提述刊載於二零零五年一月六日《成報》內一篇報導，內容關於據稱將若干澳門博彩業務及酒店業務注入嘉華建材的傳聞。

嘉華國際董事會及嘉華建材董事會謹此提述嘉華國際與嘉華建材分別於二零零四年十月七日及二零零四年十月十四日發表的聯合澄清公佈（「該等公佈」），並謹此聲明該等公佈中所指的博彩業務可能涉及其他相關業務（包括酒店、渡假中心及娛樂業務）。此外，嘉華國際董事會及嘉華建材董事會亦謹此聲明，目前概無任何事態發展為嘉華國際及嘉華建材各自的股東及有意投資者需要注意者。

除上文及該等公佈所披露者外，嘉華建材董事會亦確認，目前並無任何有關建議收購或變賣的商談或協議為根據《上市規則》第13.23條而須予披露者；嘉華建材董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予披露者。

嘉華國際及嘉華建材各自的股東及有意投資者在買賣嘉華國際及嘉華建材股份時，務請小心謹慎行事。

於本公佈日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零五年一月六日



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 27)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND RE-DESIGNATION OF DIRECTOR

The Board of Directors (the "Board") of K. Wah Construction Materials Limited (the "Company") is pleased to announce with effect from 30 December 2004:

1. the appointment of Dr. William Yip Shue Lam as an independent non-executive director; and
2. the re-designation of Mr. Moses Cheng Mo Chi from an independent non-executive director to a non-executive director. Mr. Cheng will remain as a member of the Audit Committee.

Dr. William Yip Shue Lam, aged 67, holds a Bachelor of Arts degree and an honorary Doctor of Laws degree from Concordia University, Canada. Dr. Yip is the founder and the Chairman of Canada Land Limited, a company listed on the Australia Stock Exchange and engaged in real estate development and tourist attraction business. He is also the Chairman of Cantravel Limited, Guangzhou.

Dr. Yip has been active in public services and is presently a Standing Committee Member of The Chinese General Chamber of Commerce and the President of Concordia Hong Kong Foundation Limited. He also serves on the Board of Governors of The Canadian Chamber of Commerce in Hong Kong. In addition, Dr. Yip has been elected a Guangzhou Municipal Honorable Citizen.

Save as disclosed above and apart from being an independent non-executive director of the Company, he did not hold any directorship in any listed public company in the past three years. Further, Dr. Yip does not hold any other positions with the Company or any of its subsidiaries.

Dr. Yip's service contract provides for a fixed term of three years. The amount of emoluments payable to Dr. Yip as specified in his service contract comprise annual director's fee which will be proposed by the Board and approved by shareholders of the Company at the subsequent year's annual general meeting. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the date of this announcement, Dr. Yip did not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance").

The Board would like to express its warm welcome to Dr. Yip on his appointment.

Mr. Moses Cheng Mo Chi, aged 54, has been an independent non-executive director of the Company since 1996 and is re-designated as a non-executive director with effect from 30 December 2004. He is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors. Mr. Cheng is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He was a member of the Legislative Council. He also serves on the boards of various listed companies, namely Beijing Capital International Airport Company Limited, China Mobile (Hong Kong) Limited, City Telecom (HK) Limited, CIG Yangtze Ports PLC, Kingway Brewery Holdings Limited, Guangdong Investment Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited and Tian An China Investments Company Limited. Mr. Cheng was a director of Stockmartnet Holdings Ltd. for the period from 2001 to 2003, COL Capital Limited for the period from 1999 to 2004 and Quality HealthCare Asia Limited for the period from 1997 to 2004, all are companies listed on The Stock Exchange of Hong Kong Limited.

Save as disclosed above and apart from being a non-executive director of the Company, he did not hold any directorship in any listed public company in the past three years and does not hold any other positions with the Company or any of its subsidiaries.

There is no service contract between the Company and Mr. Cheng. Mr. Cheng is subject to retirement by rotation in accordance with the Company's Articles of Association. The amount of emoluments payable to Mr. Cheng comprise annual director's fee and audit committee member's fee which will be proposed by the Board and approved by shareholders of the Company at the subsequent year's annual general meeting. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the date of this announcement, he has interests in 300,000 share options of the Company. Save as disclosed above, Mr. Cheng has no interest in the shares of the Company within the meaning of Part XV of the Ordinance.

Save and except the relationships arising from their positions as directors of the Company, each of Dr. Yip and Mr. Cheng does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Save as disclosed above, the Board is not aware of any other information which should be brought to the attention of the shareholders of the Company in relation to the appointment of Dr. Yip as an independent non-executive director and the re-designation of Mr. Cheng as a non-executive director of the Company.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director is Mr. Moses Cheng Mo Chi; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 30 December 2004



嘉華建材有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

委任獨立非執行董事
及
改任董事

嘉華建材有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，由二零零四年十二月三十日起：

1. 委任葉樹林博士為獨立非執行董事；及
2. 改任獨立非執行董事鄭慕智先生為非執行董事。鄭先生留任審核委員會之成員。

葉樹林博士現年67歲，持有加拿大康戈迪亞大學(Concordia University)文學士學位及榮譽法律博士學位。葉博士為加拿大置地有限公司之創辦人並擔任董事長一職。該公司於澳洲股票交易所上市，並從事地產發展和旅遊景區業務。彼亦為廣州嘉游旅游景區開發有限公司之董事長。

葉博士一向積極參與公眾服務，現為香港中華總商會之常務會董及康戈迪亞大學香港育才基金有限公司之主席；彼亦為香港加拿大商會之理事。此外，葉博士被選為廣州市榮譽市民。

除上文所披露者及出任本公司之獨立非執行董事外，葉博士於過去三年內並無在任何上市公眾公司擔任董事職務。此外，葉博士並無在本公司或其任何附屬公司擔當任何其他職位。

葉博士訂有為期三年之服務合約。其服務合約所註明應付予葉博士之酬金包括每年度之董事袍金將由董事會建議並經本公司股東於隨後一屆股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利能力、本公司之酬金政策以及市場基準而釐定。

於本公佈日期，葉博士並無持有香港法例第571章證券及期貨條例(「該條例」)第XV部所指之本公司任何股份權益。

董事會謹此對葉博士之委任致以熱烈歡迎。

鄭慕智先生現年54歲，於一九九六年起任本公司之獨立非執行董事，並由二零零四年十二月三十日起改任為非執行董事。彼為一間香港律師事務所胡百全律師事務所之資深合夥人。鄭先生為香港董事學會之創會主席，現為榮譽會長及榮譽主席。彼曾任立法局議員。鄭先生同時亦為多間上市公司之董事會成員，即北京首都國際機場股份有限公司、中國移動(香港)有限公司、城市電訊(香港)有限公司、中國基建港口有限公司、金威啤酒集團有限公司、粵海投資有限公司、Kader Holdings Company Limited、廖創興企業有限公司、瑞安建業有限公司及天安中國投資有限公司。鄭先生於二零零一年至二零零三年期間曾出任金融社控股有限公司之董事、於一九九九年至二零零四年期間曾出任中國網絡資本有限公司之董事及於一九九七年至二零零四年期間曾出任卓健亞洲有限公司之董事，上述公司均於香港聯合交易所有限公司上市。

除上文所披露者及出任本公司之獨立非執行董事外，鄭先生過去三年內並無在任何上市公眾公司擔任董事職務，亦無在本公司或其任何附屬公司擔當任何其他職位。

鄭先生與本公司並無訂立服務合約。鄭先生須根據本公司之章程細則輪值告退。應付予鄭先生之酬金包括每年度之董事袍金及審核委員會成員袍金，兩者均將由董事會建議並經本公司股東於隨後一屆股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利能力、本公司之酬金政策以及市場基準而釐定。

於本公佈日期，彼擁有本公司300,000份認股權之權益。除本文所披露者外，鄭先生並無持有根據該條例第XV部所指之本公司任何股份權益。

除因彼等擔任本公司董事職務所產生之關係外，葉博士及鄭先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。

除上文所披露者外，董事會並不知悉就委任葉博士為本公司獨立非執行董事及改任鄭先生為本公司非執行董事之事宜，有任何其他需要本公司股東知悉之資料。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
公司秘書
馮鉅南

香港，二零零四年十二月三十日



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT CLARIFICATION ANNOUNCEMENT

The KWIH Board and the KWCM Board refer to certain articles appearing in the East Week (Issue 59) of 13 October 2004 and the Sing Tao Daily of 13 October 2004 in relation to the studies of the injection of certain gaming business into KWCM and the purported disposal of the core business of KWCM to a third party.

The KWIH Board and the KWCM Board would like to refer to the joint clarification announcement of KWIH and KWCM dated 7 October 2004 and wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

The KWIH Board and the KWCM Board also wish to state that there are no plans to dispose of the core business of KWCM to any person.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to certain articles appearing in the East Week (Issue 59) of 13 October 2004 and the Sing Tao Daily of 13 October 2004 in relation to the studies of the injection of certain gaming business into KWCM and the purported disposal of the core business of KWCM to a third party.

The KWIH Board and the KWCM Board would like to refer to the joint clarification announcement of KWIH and KWCM dated 7 October 2004 and wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

The KWIH Board and the KWCM Board also wish to state that there are no plans to dispose of the core business of KWCM to any person.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Secretary

Hong Kong, 14 October 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT CLARIFICATION ANNOUNCEMENT

The KWIH Board and the KWCM Board refer to certain articles appearing in the East Week (Issue 59) of 13 October 2004 and the Sing Tao Daily of 13 October 2004 in relation to the studies of the injection of certain gaming business into KWCM and the purported disposal of the core business of KWCM to a third party.

The KWIH Board and the KWCM Board would like to refer to the joint clarification announcement of KWIH and KWCM dated 7 October 2004 and wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

The KWIH Board and the KWCM Board also wish to state that there are no plans to dispose of the core business of KWCM to any person.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") refer to certain articles appearing in the East Week (Issue 59) of 13 October 2004 and the Sing Tao Daily of 13 October 2004 in relation to the studies of the injection of certain gaming business into KWCM and the purported disposal of the core business of KWCM to a third party.

The KWIH Board and the KWCM Board would like to refer to the joint clarification announcement of KWIH and KWCM dated 7 October 2004 and wish to state that there have been no developments that should be brought to the attention of the respective shareholders of KWIH and KWCM and potential investors.

The KWIH Board and the KWCM Board also wish to state that there are no plans to dispose of the core business of KWCM to any person.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise extreme caution when dealing in the shares of KWIH and KWCM.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Secretary

Hong Kong, 14 October 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

聯合澄清公佈

嘉華國際董事會及嘉華建材董事會謹此提述刊載於二零零四年十月十三日之《東周刊》（第59期）及二零零四年十月十三日之《星島日報》之若干報道，內容關於將若干博彩業務注入嘉華建材之研究及據稱出售嘉華建材之核心業務予第三方之傳聞。

嘉華國際董事會及嘉華建材董事會提述嘉華國際及嘉華建材日期為二零零四年十月七日之聯合澄清公佈，並謹此聲明，概無任何事態發展為嘉華國際及嘉華建材各自之股東及有意投資者需要注意者。

嘉華國際董事會及嘉華建材董事會亦謹聲明，並無計劃出售嘉華建材之核心業務予任何人士。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請格外審慎行事。

嘉華國際集團有限公司（「嘉華國際」）之董事會（「嘉華國際董事會」）及嘉華建材有限公司（「嘉華建材」）之董事會（「嘉華建材董事會」）謹此提述刊載於二零零四年十月十三日之《東周刊》（第59期）及二零零四年十月十三日之《星島日報》之若干報道，內容關於將若干博彩業務注入嘉華建材之研究及據稱出售嘉華建材之核心業務予第三方之傳聞。

嘉華國際董事會及嘉華建材董事會提述嘉華國際及嘉華建材日期為二零零四年十月七日之聯合澄清公佈，並謹此聲明，概無任何事態發展為嘉華國際及嘉華建材各自之股東及有意投資者需要注意者。

嘉華國際董事會及嘉華建材董事會亦謹聲明，並無計劃出售嘉華建材之核心業務予任何人士。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請格外審慎行事。

於本公佈刊發日期，嘉華國際之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈刊發日期，嘉華建材之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生及顏志宏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
K. Wah Construction Materials Limited
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零四年十月十四日



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

聯合澄清公佈

嘉華國際董事會及嘉華建材董事會謹此提述刊載於二零零四年十月十三日之《東周刊》(第59期)及二零零四年十月十三日之《星島日報》之若干報道，內容關於將若干博彩業務注入嘉華建材之研究及據稱出售嘉華建材之核心業務予第三方之傳聞。

嘉華國際董事會及嘉華建材董事會提述嘉華國際及嘉華建材日期為二零零四年十月七日之聯合澄清公佈，並謹此聲明，概無任何事態發展為嘉華國際及嘉華建材各自之股東及有意投資者需要注意者。

嘉華國際董事會及嘉華建材董事會亦謹聲明，並無計劃出售嘉華建材之核心業務予任何人士。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請格外審慎行事。

嘉華國際集團有限公司(「嘉華國際」)之董事會(「嘉華國際董事會」)及嘉華建材有限公司(「嘉華建材」)之董事會(「嘉華建材董事會」)謹此提述刊載於二零零四年十月十三日之《東周刊》(第59期)及二零零四年十月十三日之《星島日報》之若干報道，內容關於將若干博彩業務注入嘉華建材之研究及據稱出售嘉華建材之核心業務予第三方之傳聞。

嘉華國際董事會及嘉華建材董事會提述嘉華國際及嘉華建材日期為二零零四年十月七日之聯合澄清公佈，並謹此聲明，概無任何事態發展為嘉華國際及嘉華建材各自之股東及有意投資者需要注意者。

嘉華國際董事會及嘉華建材董事會亦謹聲明，並無計劃出售嘉華建材之核心業務予任何人士。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請格外審慎行事。

於本公佈刊發日期，嘉華國際之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈刊發日期，嘉華建材之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生及顏志宏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
K. Wah Construction Materials Limited
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零四年十月十四日



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code:173)

INTERIM SCRIP DIVIDEND WITH CASH OPTION FOR THE SIX MONTHS ENDED 30TH JUNE 2004

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the interim scrip dividend for the six months ended 30th June 2004 is HK$1.6701.

Further to the circular to shareholders of K. Wah International Holdings Limited (the "Company") dated 4th October 2004 describing arrangements for the payment of the interim scrip dividend of HK$0.02 per ordinary share of HK$0.10 each of the Company (a "Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$1.6701.

The discounted market value is HK$1.6701, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 5th October 2004 to 11th October 2004, both days inclusive, which was HK$1.758, less five per cent discount, rounding down such figure to four decimal places as stated in the circular of the Company dated 4th October 2004.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held on 4th October 2004 for which cash election is not made} \times \frac{\text{HK\$0.02}}{\text{HK\$1.6701}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six months ended 30th June 2004, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.02 per Share will be posted to shareholders at their own risk on 12th November 2004.

Shareholders who wish to receive all or part of their interim dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Branch Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 29th October 2004. Dealings in the new Shares to be allotted as the interim scrip dividend will commence on 15th November 2004. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the new Shares.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 11th October 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

截至二零零四年六月三十日止六個月
之中期以股代息(附有選擇現金之權利)

用以計算配發予本公司股東作為截至二零零四年六月三十日止六個月之中期以股代息之新股份數目之折讓市值為每股港幣1.6701元。

繼於二零零四年十月四日致K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)股東概述以股代息之安排之通函後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.02元代息股份數目之折讓市值為每股股份港幣1.6701元。

該折讓市值為港幣1.6701元，如本公司於二零零四年十月四日刊發之通函所述，乃由二零零四年十月五日起至二零零四年十月十一日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價港幣1.758元再折讓百分之五(約數至小數點後四個位)。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部分股權可收取下列數目之代息股份：

於二零零四年十月四日持有未有選擇收取現金之股份數目 X 港幣0.02元 / 港幣1.6701元

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零四年六月三十日止六個月之中期股息除外)，可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不予配發，其利益撥歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.02元之股息單將於二零零四年十一月十二日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部分以現金收取中期股息以代替新股份，務須於二零零四年十月二十九日下午四時前將選擇表格填妥並交回本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。將予配發作為中期以股代息之新股份預期將於二零零四年十一月十五日開始買賣。有關批准可予發行之新股份上市及掛牌買賣之申請已提交香港聯合交易所有限公司。

於本公佈刊發日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
公司秘書
湯鉅南

香港，二零零四年十月十一日



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

JOINT CLARIFICATION ANNOUNCEMENT

The KWIH Board has noted the recent increase in the trading volume of the shares of KWIH and the KWCM Board has noted the recent increases in the price and trading volume of the shares of KWCM. The KWIH Board and the KWCM Board wish to state that the KWIH Board and the KWCM Board are not aware of any reasons for such increases save as disclosed herein.

The KWIH Board and the KWCM Board also refer to certain statements made in newspaper articles published on 7 October 2004 speculating that the Controlling Shareholder may inject certain Macau gaming business into KWIH or KWCM and wish to state that there are no negotiations or agreements relating to the purported transaction but that preliminary conceptual studies relating to the feasibility of such a transaction is being carried out by KWCM. KWIH and KWCM wish to further clarify that such preliminary studies may or may not lead to a transaction. In the event that a transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Listing Rules.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The board of directors ("KWIH Board") of K. Wah International Holdings Limited ("KWIH") has noted the recent increase in the trading volume of the shares of KWIH and the board of directors ("KWCM Board") of K. Wah Construction Materials Limited ("KWCM") has noted the recent increases in the price and trading volume of the shares of KWCM. The KWIH Board and the KWCM Board wish to state that the KWIH Board and the KWCM Board are not aware of any reasons for such increases save as disclosed herein.

The KWIH Board and the KWCM Board also refer to certain statements made in newspaper articles published on 7 October 2004 speculating that Dr. Lui Che Woo, the Chairman and Controlling Shareholder of both KWIH and KWCM ("the Controlling Shareholder") may inject certain Macau gaming business into KWIH or KWCM. The KWIH Board and the KWCM Board wish to state that there are no negotiations or agreements relating to the purported transaction but that preliminary conceptual studies relating to the feasibility of such a transaction is being carried out by KWCM. KWIH and KWCM wish to further clarify that such preliminary studies may or may not lead to a transaction. In the event that a transaction materialises, KWIH and KWCM will make appropriate announcements as required by the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules").

Save for the above, the KWIH Board and the KWCM Board also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the KWIH Board or the KWCM Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

No directors of KWIH or KWCM have any dealings in the shares of KWIH or KWCM respectively since the carrying out of preliminary studies by KWCM.

The respective shareholders of KWIH and KWCM and potential investors are advised to exercise caution when dealing in the shares of KWIH and KWCM.

Made by the respective orders of the KWIH Board and the KWCM Board the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi and Mr. James Ross Ancell.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong Kui Nam
Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Secretary

Hong Kong, 7 October 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

聯合澄清公佈

嘉華國際董事會已知悉最近嘉華國際股份之成交量上升，而嘉華建材董事會亦已知悉最近嘉華建材股份之股份價格及成交量上升。嘉華國際董事會及嘉華建材董事會謹此聲明，除本公佈披露者外，嘉華國際董事會及嘉華建材董事會並不知悉導致該等上升之任何原因。

嘉華國際董事會及嘉華建材董事會亦提述於二零零四年十月七日刊登之多份報章報道內之陳述，揣測控股股東可能將若干澳門博彩業務注入嘉華國際或嘉華建材；彼等謹聲明，並無就傳聞中之交易有任何磋商或協議訂立，惟嘉華建材正就此種交易之可行性進行初步概念探討。嘉華國際及嘉華建材並欲進一步表明，該等初步研究或會或不會導致交易之進行。一旦落實進行交易，嘉華國際及嘉華建材將按上市規則之規定發表適當公佈。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請審慎行事。

本公佈乃應香港聯合交易所有限公司(「聯交所」)之要求而發出。

嘉華國際集團有限公司(「嘉華國際」)之董事會(「嘉華國際董事會」)已知悉最近嘉華國際股份之成交量上升，而嘉華建材有限公司(「嘉華建材」)之董事會(「嘉華建材董事會」)亦已知悉最近嘉華建材股份之股份價格及成交量上升。嘉華國際董事會及嘉華建材董事會謹此聲明，除本公佈披露者外，嘉華國際董事會及嘉華建材董事會並不知悉導致該等上升之任何原因。

嘉華國際董事會及嘉華建材董事會亦提述於二零零四年十月七日刊登之多份報章報道內之陳述，揣測身兼嘉華國際及嘉華建材主席及控股股東之呂志和博士(「控股股東」)可能將若干澳門博彩業務注入嘉華國際或嘉華建材。嘉華國際董事會及嘉華建材董事會謹聲明，並無就傳聞中之交易有任何磋商或協議訂立，惟嘉華建材正就此種交易之可行性進行初步概念探討。嘉華國際及嘉華建材並欲進一步表明，該等初步研究或會或不會導致交易之進行。一旦落實進行交易，嘉華國際及嘉華建材將按聯交所證券上市規則(「上市規則」)之規定發表適當公佈。

除上文披露者外，嘉華國際董事會及嘉華建材董事會謹確認，目前並無任何有關擬進行收購或變賣之商談或協議為根據上市規則第13.23條而須予公開者，嘉華國際董事會及嘉華建材董事會亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予公開者。

自嘉華建材進行初步研究後，嘉華國際及嘉華建材之董事皆並無買賣嘉華國際及嘉華建材各自之股份。

嘉華國際及嘉華建材各自之股東及有意投資者於買賣嘉華國際及嘉華建材之股份時，務請審慎行事。

本公佈乃承嘉華國際董事會及嘉華建材董事會之命而發出，其董事願就本公佈之準確性個別及共同承擔全部責任。

於本公佈刊發日期，嘉華國際之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈刊發日期，嘉華建材之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生及顏志宏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
K. Wah Construction Materials Limited
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零四年十月七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Managing Director)*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Eddie Hui Ki On, GBS, CBE, QPM, CPM
William Lo Chi Chung
Paddy Tang Lui Wai Yu

Non-executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Alex Wu Shu Chih, CBE, LLD, JP*
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH*
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

4th October 2004

To the Shareholders,

Dear Sir or Madam,

Interim Scrip Dividend with Cash Option for the Six Months Ended 30th June 2004

Introduction

It was resolved by the directors of K. Wah International Holdings Limited (the "Company") on 8th September 2004 that an interim dividend for the six months ended 30th June 2004 of HK$0.02 per issued share of the Company of HK$0.10 each (a "Share") be paid to shareholders

whose names appear on the registers of members at the close of the business on 4th October 2004. It was also resolved that such dividend should be satisfied by way of scrip dividend by an allotment of new Shares credited as fully paid in accordance with the Memorandum of Association and Bye-Laws of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend. The latest date on which transfers were accepted for registration in order to qualify for the dividend was 24th September 2004.

Particulars of the Interim Dividend

Shareholders have the following choices in respect of the interim dividend:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of interim dividend which shareholders could elect to receive in cash in respect of HK$0.02 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) interim dividend of HK$0.02 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 5th October 2004 to 11th October 2004 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 11th October 2004 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 12th October 2004. **The last day on which shareholders will be entitled to make their choices of the above alternatives is 29th October 2004.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 4th October 2004 and for which elections to receive the interim dividend in cash are not lodged with the Company's branch share registrars in Hong Kong on or before 29th October 2004, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 4th October 2004 for which cash election is not made} \times \frac{\text{HK\$0.02}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six months ended 30th June 2004 and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the interim dividend in cash were received in respect of all the existing Shares registered as at 4th October 2004, the total cash dividend payable by the Company would be approximately HK$40,195,000.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advices.

The Company, being an exempted company incorporated in Bermuda, has been designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or any of its operations or Shares, debentures or other obligations of the Company provided that such assurance shall not be construed as to

(i) prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda;

(ii) prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to the land leased to the Company.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the interim dividend for the six months ended 30th June 2004 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 29th October 2004.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, before 4:00 p.m. on 29th October 2004.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of interim dividend for the six months ended 30th June 2004. No person receiving in any territory outside Hong Kong a copy of this circular and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

As at 4th October 2004, the Company has overseas shareholders with registered addresses in Australia, Canada, Spain, United Kingdom, Liberia, Macau, Malaysia, Pakistan, Philippines, Singapore, Thailand, the United States and the British Virgin Islands.

This circular and Form of Election will not be registered in Hong Kong or any other jurisdiction. The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. The Company has made enquiries with legal advisers where its overseas shareholders are based regarding legal restrictions and regulatory requirements on participation of shareholders resident outside Hong Kong in the scrip dividend arrangements as required by rule 13.36(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Since registration or filing or other procedures will need to be carried out to comply with the relevant securities legislation of the United States, the Directors consider that it would be necessary and expedient to exclude shareholders with registered addresses in the United States (the "Excluded Shareholders") from the scrip dividend arrangements in view that it would be impractical to comply with such procedures in this country given the small shareholder base. Accordingly, Form of Election will not be sent to the Excluded Shareholders and they will only receive this circular for information. Excluded Shareholders will receive their dividends wholly in cash.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Company's Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbrokers or other professional advisers for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares of the Company listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. There are convertible bonds listed on the Luxembourg Stock Exchange, which are convertible into Shares of the Company, as referred to in the Company's announcement dated 23rd March 2004. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 12th November 2004 and dealings in such Shares will commence on 15th November 2004. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 12th November 2004, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

於二零零四年十月四日，本公司海外股東之註冊地址為澳洲、加拿大、西班牙、英國、利比利亞、澳門、馬來西亞、巴基斯坦、菲律賓、新加坡、泰國、美國及英屬處女群島。

本通函及選擇表格將不會於香港或任何其他司法權區註冊。股份並未根據香港以外任何司法地區之適用證券規例登記。本公司已按香港聯合交易所證券上市規則第13.36(2)條之規定，就居於香港以外地區之股東參與以股代息計劃所涉及法律及監管限制而向身居香港以外之股東所在地之法律顧問作出查詢。由於需要辦理註冊、登記或其他手續以符合美國當地有關證券法例，董事認為因當地股東基礎甚少，如要符合此等手續將為不合實際，因此有必要及適宜不提供以股代息安排予註冊地址於美國之股東(統稱為「除外股東」)。因此，除外股東只可將獲寄發本通函作參考，而不會獲寄發選擇表格。除外股東將全部以現金收取彼等之股息。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣本公司股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，本公司股份之任何部分概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。另有如本公司日期為二零零四年三月二十三日公佈所述之可轉換為本公司股份之可換股債券，其於盧森堡股票交易所上市。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零四年十一月十二日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零四年十一月十五日開始買賣。倘在極不可能之情況下，新股於二零零四年十一月十二日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部分收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。　閣下如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東　台照

主席
呂志和博士
謹啓

二零零四年十月四日

本公司股東務請留意，以股代息可引致一些股東(其或有須具報權益)須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

作為一間於百慕達註冊成立之受豁免公司，就百慕達金融管制而言，本公司已被指定為非定居公司，並獲百慕達財務部(Minister of Finance)根據一九六六年豁免業務稅項保護法(Exempted Undertakings Tax Protection Act 1966)發出保證。因此，倘百慕達通過任何法例以實行按照溢利或收入，或任何資本資產、收益或增值，或遺產稅或繼承稅項性質計徵任何稅項，則任何該稅項將不適用於本公司或其業務運作或股份、本公司債券或其他債務，唯此項保證將不被視為

(i) 防止應用此稅項於任何定居於百慕達之人士；

(ii) 防止應用於依據一九六七年土地稅項法(Land Tax Act, 1967)而應繳之任何稅項或其他因租賃土地矛本公司而應繳之稅項。

選擇表格

隨函附奉選擇表格。**倘 閣下擬按上述基準獲配發新股份作為 閣下有權收取之截至二零零四年六月三十日止六個月之全數中期股息，則毋須辦理任何手續。惟倘 閣下擬全數收取現金以代替新股作為股息，或部分以現金，而餘額以配發新股份作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零四年十月二十九日下午四時交回香港皇后大道東183號合和中心17樓1712-1716室本公司之股份過戶登記分處香港中央證券登記有限公司。**倘 閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘 閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下， 閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。 閣下可選擇填交選擇表格，使 閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記分處接獲書面通知撤銷該項選擇指示為止。 閣下不得就名下部分股份固定選擇長期收取現金股息。

選擇表格不會寄予之前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零四年十月二十九日下午四時前與本公司於香港之股份過戶登記分處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零四年六月三十日止六個月之中期股息。任何於香港以外地區之人士如接獲本通函及／或選擇表格，概不得將有關文件視作向其發出之邀請(若該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定則除外)。

司每股面值港幣0.10元之已發行股份(「股份」)港幣0.02元予二零零四年十月四日辦公時間完結後名列股東名冊上之股東。同時亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部分收取現金以替代股份股息。股東可收取股息之最後過戶日期為二零零四年九月二十四日。

中期股息詳情

有關此次中期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股(「新股」)，獲發新股之總折讓市值(定義見下文)相等於股東應可選擇收取現金股息每股港幣0.02元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派中期股息現金港幣0.02元；或

(iii) 部分收取新股及部分收取現金。

為計算應配發新股之數目，每股新股之折讓市值(「折讓市值」)指由二零零四年十月五日起至二零零四年十月十一日止(首尾兩天計算在內)五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百分之五(只計算至小數點後四個數字)。因此，須待二零零四年十月十一日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零四年十月十二日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零四年十月二十九日。**

若股東未有於二零零四年十月二十九日或以前將選擇表格交回本公司於香港之股份過戶登記分處以選擇收取現金作中期股息，則就其名下於二零零四年十月四日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \frac{\text{於二零零四年十月四日}}{\text{持有未有選擇收取現金之現有股數}} \times \frac{\text{港幣0.02元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益(截至二零零四年六月三十日止六個月之中期股息除外)，可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部分股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零四年十月四日已登記之全部現有股份，均收取現金作中期股息，則本公司須支付之現金股息總額將約為港幣40,195,000元。

此乃要件　請即處理

閣下如對本通函任何部分或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之K. Wah International Holdings Limited嘉華國際集團有限公司股份，應立即將本通函及附奉之選擇表格(如適用)送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(董事總經理)
倫贊球(副董事總經理)
許淇安，GBS，CBE，QPM，CPM
羅志聰
鄧呂慧瑜

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
吳樹熾博士，CBE，LLD，太平紳士*
黃乾亨博士，GBS，太平紳士，LLD，DH*
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啓者：

截至二零零四年六月三十日止六個月
之中期以股代息(附有選擇現金之權利)

緒言

K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)董事會於二零零四年九月八日，決議派發截至二零零四年六月三十日止六個月之中期股息，本公

K. WAH INTERNATIONAL HOLDINGS LIMITED

Interim Report 2004

Contents

Interim Results and Interim Dividend

INTERIM RESULTS

The Directors of K. Wah International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2004 as follows:

The Group's turnover for the six months ended 30th June 2004 was HK$900,685,000, a decrease of HK$738,690,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2004 amounted to HK$150,455,000, an increase of HK$108,358,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 2 cents per share, totalling HK$40,184,000 for the six months ended 30th June 2004 to shareholders whose names appear on the registers of members of the Company at the close of business on 4th October 2004. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend (six months ended 30th June 2003: an interim scrip dividend with cash option of 1 cent per share, totalling HK$19,630,000 was paid). A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

Consolidated Profit and Loss Statement

For The Six Months Ended 30th June 2004

	Note	2004 HK$'000	2003 HK$'000
Turnover	2	900,685	1,639,375
Cost of sales		(812,990)	(1,539,533)
Gross profit		87,695	99,842
Other revenues		11,413	9,958
Other operating income		16,210	42,973
Administrative expenses		(70,811)	(61,774)
Other operating expenses		(24,909)	(26,488)
Operating profit	2 & 3	19,598	64,511
Finance costs		(8,270)	(9,835)
Share of profits less losses of			
Jointly controlled entities		177,824	23,756
Associated companies		1,308	341
Profit before taxation		190,460	78,773
Taxation	4	(37,483)	(22,740)
Profit after taxation		152,977	56,033
Minority interests		(2,522)	(13,936)
Profit attributable to shareholders		150,455	42,097
Interim dividend		40,184	19,630
		HK cents	HK cents
Earnings per share	5		
Basic		7.6	2.2
Diluted		6.5	N/A

Consolidated Balance Sheet

At 30th June 2004

	Note	30th June 2004 HK$'000	31st December 2003 HK$'000
Non-current assets			
Property, plant and equipment		**1,136,958**	1,136,196
Jointly controlled entities		**281,679**	537,030
Associated companies		**16,963**	16,098
Other non-current assets		**349,328**	433,227
		1,784,928	2,122,551
Current assets			
Development properties		**3,598,300**	2,519,342
Inventories		**92,960**	68,716
Debtors and prepayments	8	**656,156**	554,484
Tax recoverable		**2,399**	8,173
Other investments		**76,545**	81,556
Cash and bank balances		**1,107,604**	517,065
		5,533,964	3,749,336
Current liabilities			
Creditors and accruals	9	**493,565**	493,655
Current portion of long-term liabilities	12	**418,153**	156,078
Tax payable		**38,892**	38,297
Short-term bank loans and overdrafts		**286,646**	176,984
Dividend payable		**39,643**	—
		1,276,899	865,014
Net current assets		**4,257,065**	2,884,322
		6,041,993	5,006,873
Financed by:			
Share capital	10	**198,255**	197,797
Reserves	11	**2,449,393**	2,333,890
Shareholders' funds		**2,647,648**	2,531,687
Minority interests		**1,098,966**	1,083,869
Long-term liabilities	12	**2,206,947**	1,302,184
Non-current liabilities		**88,432**	89,133
		6,041,993	5,006,873

Consolidated Cash Flow Statement

For The Six Months Ended 30th June 2004

	2004	2003
	HK$'000	*HK$'000*
Net cash (used in)/from operating activities	(993,576)	787,895
Net cash from/(used in) investing activities	311,227	(126,648)
Net cash from/(used in) financing activities	1,268,372	(405,533)
Net increase in cash and bank balances	586,023	255,714
Cash and bank balances at beginning of the period	517,065	681,548
Changes in exchange rates	4,516	(11)
Cash and bank balances at end of the period	1,107,604	937,251

Consolidated Statement of Changes in Equity

For The Six Months Ended 30th June 2004

	2004 *HK$'000*	2003 *HK$'000*
Balance at beginning of the period	**2,531,687**	2,425,934
Exchange differences arising on translation of overseas operation	**2,441**	22
Issue of shares upon exercise of share options	**2,708**	434
Profit for the period	**150,455**	42,097
Dividends	**(39,643)**	(38,412)
Balance at end of the period	**2,647,648**	2,430,075

1. ACCOUNTING POLICIES

The financial statements have been prepared under historical cost convention as modified by the revaluation of certain investments and properties, and in accordance with Hong Kong Financial Reporting Standards. The interim financial information has been presented in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies adopted for the preparation of the financial statements are consistent with those described in the 2003 Annual Report and Financial Statements.

2. SEGMENT INFORMATION

The Group is principally engaged in property development and investment, manufacture, sale and distribution of construction materials. A summary of business segments is set out as follows:

	Properties and others	Construction materials	Total
	HK$'000	*HK$'000*	*HK$'000*
Six months ended 30th June 2004			
Turnover	283,207	617,478	900,685
Other revenues	6,388	5,025	11,413
Operating profit	17,901	1,697	19,598
Finance costs			(8,270)
Share of profits less losses of			
Jointly controlled entities	173,259	4,565	177,824
Associated companies	—	1,308	1,308
Profit before taxation			190,460

2. **SEGMENT INFORMATION** (continued)

	Properties and others	Construction materials	Total
	HK$'000	*HK$'000*	*HK$'000*
Six months ended 30th June 2003			
Turnover	1,123,792	515,583	1,639,375
Other revenues	7,004	2,954	9,958
Operating profit	38,237	26,274	64,511
Finance costs			(9,835)
Share of profits less losses of			
Jointly controlled entities	22,233	1,523	23,756
Associated companies	—	341	341
Profit before taxation			78,773

A summary of geographical segments is set out as follows:

	Turnover		Operating profit/(loss)	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**458,146**	1,316,918	**26,191**	38,615
Mainland China and others	**442,539**	322,457	**(6,593)**	25,896
	900,685	1,639,375	**19,598**	64,511

3. OPERATING PROFIT

	2004 *HK$'000*	2003 *HK$'000*
Operating profit is stated after crediting:		
Unrealised gain on listed investments	**5,989**	6,400
Profit on disposal of plant and equipment	**21**	205
Gain on disposal of operating rights	**—**	28,260
Amortisation of negative goodwill	**316**	316
and after charging:		
Cost of inventories sold	**554,566**	451,853
Depreciation	**40,665**	33,980
Amortisation		
Quarry site development	**871**	720
Overburden removal costs	**8,208**	6,898
Royalty	**1,979**	1,402
Operating lease rental for land and buildings	**6,630**	7,167
Provision for other investments	**11,000**	—
Loss on disposal of listed investments	**2,893**	—
Unrealised loss on long-term investments	**—**	1,365

4. TAXATION

	2004 HK$'000	2003 HK$'000
Company and subsidiaries		
Hong Kong profits tax	**(4,526)**	(17,531)
Overseas taxation	**(1,518)**	(1,546)
Deferred taxation	**385**	1,094
Jointly controlled entities		
Hong Kong profits tax	**(32,392)**	(3,892)
Overseas taxation	**(279)**	(378)
Deferred taxation	**1,290**	(487)
Associated companies		
Hong Kong profits tax	**(443)**	—
	(37,483)	(22,740)

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$150,455,000 (2003: HK$42,097,000) and the weighted average number of 1,980,970,000 shares (2003: 1,920,308,000 shares) in issue during the period.

The calculation of diluted earnings per share is based on the adjusted profit attributable to shareholders of HK$138,533,000 and the weighted average number of 2,146,658,000 shares after adjusting for the effects of all dilutive potential shares.

The diluted earnings per share for the previous period was not presented as the exercise of the share options outstanding as at 30th June 2003 would not have a dilutive effect on the earnings per share.

6. DIVIDENDS

		2004 HK$'000	2003 HK$'000
2003	Final scrip dividend with a cash option, payable, of 2 cents per share	39,643	—
2002	Final scrip dividend with a cash option, paid, of 2 cents per share		
	Scrip	—	28,225
	Cash	—	10,187
		39,643	38,412

The Board of Directors declares an interim dividend of 2 cents per share (2003: 1 cent), totalling HK$40,184,000 for the six months ended 30th June 2004 (2003: HK$19,630,000) to shareholders whose names appear on the registers of members of the Company at the close of business on 4th October 2004. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

7. CAPITAL EXPENDITURE

For the six months ended 30th June 2004, the Group incurred HK$42 million on tangible assets and HK$4 million on deferred expenditure.

8. DEBTORS AND PREPAYMENTS

	30th June 2004 HK$'000	31st December 2003 HK$'000
Trade debtors	472,066	379,975
Other receivables	157,928	134,847
Prepayments	26,162	39,662
	656,156	554,484

8. **DEBTORS AND PREPAYMENTS** (continued)

The Group has established credit policies which follow local industry standard. The average normal credit period offered ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2004 *HK$'000*	31st December 2003 *HK$'000*
Within one month	**150,164**	148,678
Two to three months	**173,282**	151,263
Four to six months	**79,115**	57,813
Over six months	**69,505**	22,221
	472,066	379,975

9. **CREDITORS AND ACCRUALS**

	30th June 2004 *HK$'000*	31st December 2003 *HK$'000*
Trade creditors	**316,296**	296,370
Other creditors	**83,058**	86,948
Accrued operating expenses	**83,191**	95,806
Deposits received	**11,020**	14,531
	493,565	493,655

9. CREDITORS AND ACCRUALS (continued)

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2004 *HK$'000*	31st December 2003 *HK$'000*
Within one month	**201,629**	234,086
Two to three months	**75,704**	39,129
Four to six months	**19,564**	9,661
Over six months	**19,399**	13,494
	316,296	296,370

10. SHARE CAPITAL

	Ordinary Shares of HK$0.10 each	*HK$'000*
Authorised		
At 1st January 2004	3,888,000,000	388,800
Increase during the period	1,112,000,000	111,200
At 30th June 2004	5,000,000,000	500,000
Issued and fully paid		
At 1st January 2004	1,977,968,748	197,797
Exercise of share options	4,581,000	458
At 30th June 2004	1,982,549,748	198,255

10. SHARE CAPITAL (continued)

The Company operates a share option scheme under which options to subscribe for shares in the Company are granted to selected executives. During the period, no new options were granted (2003: 17,754,000) and 4,581,000 shares were issued on exercise of share options (2003: 1,043,000 shares) of which 150,000 options were exercised on 31st December 2003. At 30th June 2004, outstanding options granted under the scheme are as follows:

		Number of share options	
Exercise period	Exercise price per share	30th June 2004	31st December 2003
	HK$		
20th May 1999 to 19th May 2008	0.5586	**5,839,000**	6,579,000
30th December 2000 to 29th December 2009	0.3600	**7,494,000**	8,734,000
1st March 2004 to 28th February 2013	0.7200	**15,003,000**	17,454,000
30th December 2003 to 29th December 2013	1.3000	**7,000,000**	7,000,000
		35,336,000	39,767,000

11. RESERVES

	2004	2003
	HK$'000	*HK$'000*
At 1st January	**2,333,890**	2,233,979
Changes in exchange rates	**2,441**	22
Premium on shares issued	**2,250**	330
Profit for the period	**150,455**	42,097
Final dividend	**(39,643)**	(38,412)
At 30th June	**2,449,393**	2,238,016

12. LONG-TERM LIABILITIES

	30th June 2004 HK$'000	31st December 2003 HK$'000
Bank loans		
Secured	**1,141,945**	707,332
Unsecured	**618,895**	750,930
	1,760,840	1,458,262
Convertible bonds *(note (a))*	**864,260**	—
	2,625,100	1,458,262
Current portion included in current liabilities	**(418,153)**	(156,078)
	2,206,947	1,302,184

(a) In March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into shares of the Company, at a conversion price of HK$2.25 per share on or after 23rd April 2004 up to 8th March 2009. The bonds are redeemable at 91.49% of their principal amount on 23rd March 2009 according to relevant terms and conditions of the bonds.

13. COMMITMENTS

	30th June 2004 HK$'000	31st December 2003 HK$'000
Contracted but not provided for		
Commitments in respect of property developments	**1,356,211**	935,850
Commitments in respect of capital expenditure	**62,495**	51,339
Share of commitments of the jointly controlled entities in respect of property development	**105,701**	185,168

Auditors' Independent Review Report

To the Board of Directors of K. Wah International Holdings Limited
(Incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the interim financial information set out on pages 2 to 14.

Respective responsibilities of Directors and Auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of the interim financial information to be in compliance with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial information is the responsibility of, and has been approved by, the Directors.

It is our responsibilities to form an independent conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial information.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial information for the six months ended 30th June 2004.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 8th September 2004

REVIEW AND OUTLOOK

Turnover and profit attributable to shareholders for the first half of 2004 was HK$901 million and HK$150 million respectively as compared to HK$1,639 million and HK$42 million for the same period last year. Turnover for the period decrease by 45% whereas the profit was more than double with an increase of 257%.

The decrease in the Group's turnover but with a drastic increase in profit attributable to shareholders was due to the profit from sales of properties from the jointly controlled entities where only the Group's share of profits is included in the profit and loss statement. Contribution from the properties division during the period was performing well with the continued rising trend of properties prices as a result of the improvement in the overall economic outlook and property market sentiment in Hong Kong after the SARS impact. In some cases, the increase might be as high as 40% and above when compared with last year. Major properties sold in Hong Kong during the period were La Costa, The Palace, Anglers' Bay, The Cairnhill and Parkview Place Phase III in Guangzhou.

The Group's property development projects and investment property project in Shanghai (with the total gross floor area of approximately 700,000 square metres) were progressing well. Pre-sale of residential units of some of these property development projects will commence by the end of this year or early next year. Our Grade A office building located in Huaihai Zhong Road will be completed at around the same time. Pre-leasing program of this Grade A office building progressed well and was well received by the market.

During the period, the Group had acquired through Government public auction and tender of the Urban Renewal Authority, two sites at Tung Lo Wan Hill Road in Shatin and Johnston Road in Wanchai with total gross floor areas of approximately 25,000 and 21,000 square metres respectively. Development plans are now underway. It is expected that the two projects will be completed in 2007 and 2008 respectively.

The market condition for construction materials business in Hong Kong is soft in the first half of the year but is expected to improve gradually as the economy of Hong Kong is now on the path of recovery. The Group has continued to explore new business opportunities and areas to improve profit contribution from the construction materials division. New projects such as the ready-mixed concrete operation at Daya Bay, Huidong has begun making profit contribution as planned.

REVIEW AND OUTLOOK (continued)

In the Mainland, the volatile fluctuation in raw material prices in the first half of the year has its toll on the performance of the operations. With the implementation of austerity measures by the Central Government, raw material prices begin to stabilize. This would of course be beneficial to the Group's operation in the Mainland. As regards new projects, all of them were progressed as planned. It is envisaged that the Group's performance will be further enhanced when all these projects gradually phasing into operation. On 19th August 2004, the Group entered into a joint venture contract to establish an equity joint venture company in Yunnan, PRC of which the Group will hold a 20% interest, the joint venture company shall be named Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd, for the manufacture, sale, and distribution of cement and slag and related products.

FINANCIAL POSITION

The financial position of the Group continued to remain strong during the period. At 30th June 2004, the shareholders' funds increase by 5% to HK$2,648 million from HK$2,532 million at 31st December 2003 and total funds employed was HK$6.6 billion, an increase of 26% over the end of 2003.

LIQUIDITY, FINANCIAL RESOURCES AND GEARING RATIO

Cash and bank balances less short term loans and overdrafts at 30th June 2004 stood at HK$821 million, 141% higher than the HK$340 million at 31st December 2003.

The gearing ratio, defined as the total loans outstanding less cash balances to total assets, stayed at a healthy level of 29%.

During the period, the Group issued an aggregate amount of HK$864.26 million 0.5% guaranteed convertible bonds due in March 2009 in order to diversify its source of funding.

The Group's liquidity position remains strong and the Group possesses sufficient cash and substantial banking facilities to meet its working capital requirements, future acquisitions and investments.

TREASURY POLICIES

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid impact of any undue interest rate fluctuation on the operation.

The Group has not engaged in the use of derivative products, which are considered not necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Investment properties and leasehold land and buildings with carrying values of HK$147 million (31st December 2003: HK$267 million) and HK$188 million (31st December 2003: HK$290 million) respectively were pledged to banks to secure the Group's borrowing facilities.

CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$2,781 million (31st December 2003: HK$1,505 million), of which HK$1,409 million (31st December 2003: HK$767 million), have been utilised.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance by a subsidiary's obligation under a contract with the HKSAR Government.

EMPLOYEES AND REMUNERATION POLICY

The Group, excluding associated companies and jointly controlled entities, employs 2,268 employees in Hong Kong and the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$104 million.

The Group recruits and promotes individuals based on merit and their development potential and ensures remuneration packages are competitive. Following approval by the shareholders in 1989, the Group has a share option scheme for senior executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in the Mainland China, employees' remuneration is commensurate with market pay levels with the emphasis on provision of training and development opportunities.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2004. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2004.

DIRECTORS' INTERESTS AND SHARE OPTIONS

At 30th June 2004, the interests of each director in the shares of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), K. Wah Construction Materials Limited, and the details of any right to subscribe for shares of the Company and K. Wah Construction Materials Limited and of the exercise of such rights, as recorded in the register maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) Ordinary Shares of the Company:

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of issued share capital as at 30th June 2004
Lui Che Woo	263,644	7,013,966	37,507,971[1]	1,236,885,458[2]	1,281,671,039	64.65
Francis Lui Yiu Tung	391,163	—	—	1,236,885,458[2]	1,237,276,621	62.41
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	100,000	—	—	—	100,000	0.01
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,236,885,458[2]	1,241,524,624	62.62
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	271,181	—	—	—	271,181	0.01
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00

(b) Share Options of the Company:

At 30th June 2004, the particulars of the options held by each of the directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme of the Company or under any other share option schemes of the Company, were as follows:

	Date of grant	Options held at 1st January 2004	Options granted during the period	Options exercised during the period	Options held at 30th June 2004	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,350,000	—	—	1,350,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	—	—	2,000,000	0.7200	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,200,000	—	—	1,200,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,868,000	—	—	1,868,000	0.7200	1st Mar 2004 – 28th Feb 2013
Lennon Lun Tsan Kau	30th Dec 1999	500,000	—	—	500,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,054,000	—	—	1,054,000	0.7200	1st Mar 2004 – 28th Feb 2013
Eddie Hui Ki On	—	—	—	—	—	—	—
William Lo Chi Chung	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	—	870,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,269,000	—	—	1,269,000	0.7200	1st Mar 2004 – 28th Feb 2013
David Akers-Jones	28th Feb 2003	150,000	—	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Michael Leung Man Kin	20th May 1998	300,000	—	300,000[(a)]	—	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	870,000[(a)]	—	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	300,000	—	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Alex Wu Shu Chih	28th Feb 2003	150,000	—	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013

Other Information

(b) Share Options of the Company: (continued)

	Date of grant	Options held at 1st January 2004	Options granted during the period	Options exercised during the period	Options held at 30th June 2004	Exercise price *(HK$)*	Exercise period
Philip Wong Kin Hang	28th Feb 2003	300,000	—	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Leo Lee Tung Hai	28th Feb 2003	150,000	—	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Robin Chan Yau Hing	28th Feb 2003	150,000	—	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Employees	20th May 1998	3,179,000	—	440,000[b]	2,739,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	3,944,000	—	370,000[c]	3,574,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	9,391,000	—	2,451,000[c]	6,940,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	4,000,000	—	—	4,000,000	1.3000	30th Dec 2003 – 29th Dec 2013
Others	28th Feb 2003	372,000	—	—	372,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	3,000,000	—	—	3,000,000	1.3000	30th Dec 2003 – 29th Dec 2013

Notes:

(a) The options were exercised on the same date and the weighted average closing price of the Company's shares immediately before the date on which the options were exercised was HK$1.63.

(b) The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$1.45.

(c) The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$1.24.

(d) The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$1.64.

Except for the options granted on 29th December 2003 which were fully vested at the date of grant, the other options referred to above are subject to a one-year vesting period.

The consideration paid by each grantee for each grant of options is HK$1.00.

(c) Ordinary Shares of K. Wah Construction Materials Limited:

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of issued share capital as at 30th June 2004
Lui Che Woo	7,969,955	1,447,452	75,778,513[3]	850,514,983[2]	935,710,903	73.62
Francis Lui Yiu Tung	2,937	—	—	850,514,983[2]	850,517,920	66.92
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	186,000	—	—	—	186,000	0.01
Paddy Tang Lui Wai Yu	1,861,906	—	—	850,514,983[2]	852,376,889	67.06
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Alex Wu Shu Chih	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	63,973	—	—	—	63,973	0.01
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00

(d) Share Options of K. Wah Construction Materials Limited:

At 30th June 2004, the particulars of the options held by each of the directors of the Company and the employees of K. Wah Construction Materials Limited ("KWCM") in aggregate granted under the Share Option Scheme of KWCM or under any other share option schemes of KWCM, were as follows:

	Date of grant	Options held at 1st January 2004	Options granted during the period	Options exercised during the period	Options held at 30th June 2004	Exercise price *(HK$)*	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	—	—	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	—	—	2,000,000	0.5140	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	—	—	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,870,000	—	—	1,870,000	0.5140	1st Mar 2004 – 28th Feb 2013
Lennon Lun Tsan Kau	—	—	—	—	—	—	—

(d) Share Options of K. Wah Construction Materials Limited: (continued)

	Date of grant	Options held at 1st January 2004	Options granted during the period	Options exercised during the period	Options held at 30th June 2004	Exercise price *(HK$)*	Exercise period
Eddie Hui Ki On	—	—	—	—	—	—	—
William Lo Chi Chung	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	—	600,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,270,000	—	—	1,270,000	0.5140	1st Mar 2004 – 28th Feb 2013
David Akers-Jones	—	—	—	—	—	—	—
Michael Leung Man Kin	20th May 1998	300,000	—	—	300,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	300,000	—	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Alex Wu Shu Chih	—	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—	—
Robin Chan Yau Hing	—	—	—	—	—	—	—
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Employees of KWCM	20th May 1998	9,262,000	—	1,924,000[(e)]	7,338,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	19,226,000	—	5,138,000[(f)]	14,088,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	14,292,000*	—	3,896,000[(g)]	10,396,000	0.5140	1st Mar 2004 – 28th Feb 2013
Others	20th May 1998	300,000	—	300,000[(h)]	—	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	536,000	—	536,000[(h)]	—	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	450,000*	—	300,000[(h)]	150,000	0.5140	1st Mar 2004 – 28th Feb 2013

* after reclassification of share options held by an ex-director of KWCM under "Employees of KWCM" to "Others".

(d) Share Options of K. Wah Construction Materials Limited: (continued)

Notes:

(e) The weighted average closing price of KWCM's shares immediately before the dates on which the options were exercised during the period was HK$0.76.

(f) The weighted average closing price of KWCM's shares immediately before the dates on which the options were exercised during the period was HK$0.78.

(g) The weighted average closing price of KWCM's shares immediately before the dates on which the options were exercised during the period was HK$0.84.

(h) The options were exercised on the same date and the weighted average closing price of KWCM's shares immediately before the date on which the options were exercised was HK$0.86.

All options referred to above are subject to a one-year vesting period.

The consideration paid by each grantee for each grant of options is HK$1.00.

Notes:

(1) 34,503,760 shares and 3,004,211 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui Che Woo.

(2) 1,236,885,458 shares in the Company representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui Che Woo as founder. The Company was interested in 846,625,308 shares in K. Wah Construction Materials Limited representing more than one-third of its issued share capital held by a wholly owned subsidiary of the Company. In addition, one of the said discretionary trusts was interested in 3,889,675 shares in K. Wah Construction Materials Limited. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those shares in the Company and those shares in K. Wah Construction Materials Limited held by the trusts and in those shares in K. Wah Construction Materials Limited in which the Company was interested as aforesaid.

(3) 75,778,513 shares in K. Wah Construction Materials Limited were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

Save as disclosed above, as at 30th June 2004, none of the directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS

At 30th June 2004, the interests of every person (not being a director or chief executive of the Company) in the shares of the Company as recorded in the register kept under section 336 of the SFO were as follows:

	Long Position		Short Position	
Name	Number of Ordinary Shares	% of issued share capital	Number of Ordinary Shares	% of issued share capital
HSBC International Trustee Limited	1,193,975,939[(1)]	60.22	—	—
Marapro Co., Ltd.	187,126,116[(2)]	9.44	—	—
Symmetry Co., Ltd.	187,126,116[(2)]	9.44	—	—
Polymate Co., Ltd.	187,126,116[(3)]	9.44	—	—
Morgan Stanley	149,825,214	7.56	127,163,800	6.41
Moore Michael William	139,555,416	7.04	—	—
Penta Investment Advisers Ltd.	139,555,416	7.04	—	—
Zwaanstra John	139,555,416	7.04	—	—

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which hold 1,193,975,939 shares in the Company.

(2) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is a trustee of a trust which was interested in 187,126,116 shares in the Company.

(3) Polymate Co., Ltd. is the ultimate holding company of companies interested in 187,126,116 shares in the Company.

There were duplication of interest of:

(i) 1,236,885,458 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Ms. Paddy Tang Lui Wai Yu. Among these shares, 1,193,630,181 shares in the Company were also interested by HSBC International Trustee Limited and 187,126,116 shares in the Company were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.;

(ii) 850,514,983 shares in K. Wah Construction Materials Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu; and

(iii) 139,555,416 shares in the Company between Moore Michael William, Penta Investment Advisers Ltd. and Zwaanstra John.

Save as disclosed above, as at 30th June 2004, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares which would fall to be disclosed to the Company under the SFO.

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim financial information for the six months ended 30th June 2004 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee which meets at least twice each year.

CHANGE IN THE BOARD

The Board welcomes the appointment of Mr. Robert George Nield as an independent non-executive director of the Company with effect from 8th September 2004, bringing substantial valuable experience to the Group.

Other Information

CLOSE OF REGISTERS

The registers of members will be closed from 27th September 2004 to 4th October 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Branch Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 24th September 2004.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 8th September 2004

Principal Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwih.com

As at the date of this report, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

暫停辦理登記手續

本公司將於二零零四年九月二十七日至二零零四年十月四日(首尾兩天包括在內)暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零四年九月二十四日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

各董事概無獲悉有任何資料，足以合理顯示本公司於截至二零零四年六月三十日止之六個月內任何時間違反香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

承董事會命
公司秘書
湯鉅南

香港，二零零四年九月八日

主要辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwih.com

於本報告日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有本公司股份1,236,885,458股，而 HSBC International Trustee Limited 對其中之1,193,630,181股同時擁有權益及 Marapro Co., Ltd.、Symmetry Co., Ltd. 及 Polymate Co., Ltd. 對其中之187,126,116股同時擁有權益；

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華建材股份850,514,983股；及

(iii) Moore Michael William、Penta Investment Advisers Ltd. 及 Zwaanstra John 擁有本公司股份139,555,416股。

除上文所披露者外，於二零零四年六月三十日，概無任何人士曾知會本公司擁有根據證券及期貨條例須向本公司披露的股份或相關股份之權益或淡倉。

審核委員會

集團截至二零零四年六月三十日止六個月之中期財務報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，已由審核委員會審閱。該審核委員會有定期會議，每年至少舉行兩次。

董事會變動

董事會對廖樂柏先生於二零零四年九月八日獲委任為本公司之獨立非執行董事及將其寶貴經驗貢獻予本集團表示歡迎。

除上文所披露者外，於二零零四年六月三十日，本公司董事概無在本公或其聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東

於二零零四年六月三十日，根據證券及期貨條例第336條而備存登記冊內，持有本公司之股份的權益之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

	好倉		淡倉	
名稱	普通股數目	佔已發行股本 *(百分率)*	普通股數目	佔已發行股本 *(百分率)*
HSBC International Trustee Limited	1,193,975,939[1]	60.22	—	—
Marapro Co., Ltd.	187,126,116[2]	9.44	—	—
Symmetry Co., Ltd.	187,126,116[2]	9.44	—	—
Polymate Co., Ltd.	187,126,116[3]	9.44	—	—
Morgan Stanley	149,825,214	7.56	127,163,800	6.41
Moore Michael William	139,555,416	7.04	—	—
Penta Investment Advisers Ltd.	139,555,416	7.04	—	—
Zwaanstra John	139,555,416	7.04	—	—

附註：

(1) HSBC International Trustee Limited 為全權信託之信託人，而全權信託持有1,193,975,939股本公司股份。

(2) Marapro Co., Ltd. 及 Symmetry Co., Ltd. 分別為一信託之受益人及信託人，而該信託擁有187,126,116股本公司股份之權益。

(3) Polymate Co., Ltd. 持有187,126,116股本公司股份權益之該等公司之最終控股公司。

(丁) **嘉華建材有限公司之認股權：**(續)

附註：

(e) 於期內認股權行使日期前一天嘉華建材股份之加權平均收市價為0.76元。

(f) 於期內認股權行使日期前一天嘉華建材股份之加權平均收市價為0.78元。

(g) 於期內認股權行使日期前一天嘉華建材股份之加權平均收市價為0.84元。

(h) 認股權於同一日行使，而認股權行使日期前一天嘉華建材股份之加權平均收市價為港幣0.86元。

上文所述之所有認股權，須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。

附註：

(1) Best Chance Investments Ltd. 及步基證券有限公司分別持有34,503,760股股份及3,004,211股股份，該兩間公司均由呂志和博士控制。

(2) 該等1,236,885,458股股份由全權信託(由呂志和博士作為創立人成立)持有，佔本公司已發行股本三分之一以上。本公司透過一間全資附屬公司持有嘉華建材有限公司股份846,625,308股股份之權益，佔嘉華建材有限公司已發行股本三分之一以上。此外，其中一項上述全權信託持有嘉華建材有限公司3,889,675股股份之權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人，因此被視為持有該等信託所持有上述之本公司股份及嘉華建材有限公司股份權益，以及本公司所持有嘉華建材有限公司股份權益。

(3) Best Chance Investments Ltd. 持有75,778,513股嘉華建材有限公司股份，該公司由呂志和博士控制。

(丁) 嘉華建材有限公司之認股權：(續)

	授出日期	於二零零四年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零四年六月三十日持有之認股權	行使價(港元)	行使期
許淇安	–	–	–	–	–	–	–
羅志聰	–	–	–	–	–	–	–
鄧呂慧瑜	一九九八年五月二十日	600,000	–	–	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	–	–	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,270,000	–	–	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	–	–	–	–	–	–	–
梁文建	一九九八年五月二十日	300,000	–	–	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	–	–	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	300,000	–	–	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	–	–	–	–	–	–	–
黃乾亨	–	–	–	–	–	–	–
李京海	–	–	–	–	–	–	–
陳有慶	–	–	–	–	–	–	–
張惠彬	二零零三年二月二十八日	300,000	–	–	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
嘉華建材之僱員	一九九八年五月二十日	9,262,000	–	1,924,000[e]	7,338,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	19,226,000	–	5,138,000[f]	14,088,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	14,292,000 *	–	3,896,000[g]	10,396,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
其他	一九九八年五月二十日	300,000	–	300,000[h]	–	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	536,000	–	536,000[h]	–	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	450,000 *	–	300,000[h]	150,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

* 嘉華建材之前任董事所持有之認股權由「嘉華建材之僱員」重新分類為「其他」後。

(丙) 嘉華建材有限公司之普通股股份：

	個人權益	家族權益	公司權益	其他權益	合計	於二零零四年六月三十日所佔已發行股本（百分率）
呂志和	7,969,955	1,447,452	75,778,513[3]	850,514,983[2]	935,710,903	73.62
呂耀東	2,937	—	—	850,514,983[2]	850,517,920	66.92
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	186,000	—	—	—	186,000	0.01
鄧呂慧瑜	1,861,906	—	—	850,514,983[2]	852,376,889	67.06
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
吳樹熾	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	63,973	—	—	—	63,973	0.01
張惠彬	1,810	—	—	—	1,810	0.00

(丁) 嘉華建材有限公司之認股權：

於二零零四年六月三十日，根據嘉華建材有限公司(「嘉華建材」)之認股權計劃或根據嘉華建材之其他認股權計劃授出並由本公司董事及嘉華建材僱員持有之認股權之詳情載列如下：

	授出日期	於二零零四年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零四年六月三十日持有之認股權	行使價（港元）	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	—	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	—	—	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
倫贊球	—	—	—	—	—	—	—

(乙) 本公司之認股權：(續)

	授出日期	於二零零四年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零四年六月三十日持有之認股權	行使價(港元)	行使期
黃乾亨	二零零三年二月二十八日	300,000	—	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
李東海	二零零三年二月二十八日	150,000	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳有慶	二零零三年二月二十八日	150,000	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	300,000	—	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
僱員	一九九八年五月二十日	3,179,000	—	440,000[(b)]	2,739,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	3,944,000	—	370,000[(c)]	3,574,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	9,391,000	—	2,451,000[(d)]	6,940,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	4,000,000	—	—	4,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日
其他	二零零三年二月二十八日	372,000	—	—	372,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	3,000,000	—	—	3,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日

附註：

(a) 認股權於同一日行使，而認股權行使日期前一天本公司股份之加權平均收市價為港幣1.63元。

(b) 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣1.45元。

(c) 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣1.24元。

(d) 於期內認股權行使日期前一天本公司股份之加權平均收市價為港幣1.64元

除於二零零三年十二月二十九日授出之認股權，可於授出日期行使所有認股權，上文所述之所有其他認股權，須受一年持有期限制。

每位承授人在每次接納認股權時所付之代價為港幣1元。

(乙) 本公司之認股權：

於二零零四年六月三十日，根據本公司之認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事、僱員及其他參予人持有之認股權之詳情載列如下：

	授出日期	於二零零四年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零四年六月三十日持有之認股權	行使價（港元）	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	—	—	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	—	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	—	—	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,868,000	—	—	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
倫贊球	一九九九年十二月三十日	500,000	—	—	500,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,054,000	—	—	1,054,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
許淇安	—	—	—	—	—	—	—
羅志聰	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,269,000	—	—	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	二零零三年二月二十八日	150,000	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
梁文建	一九九八年五月二十日	300,000	—	300,000[a]	—	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	870,000[a]	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	300,000	—	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
吳樹熾	二零零三年二月二十八日	150,000	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日

股本

本公司於截至二零零四年六月三十日之六個月，並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

董事權益及認股權

於二零零四年六月三十日，根據證券及期貨條例第352條而備存的登記冊內，或根據上市公司董事進行證券交易的標準守則通知本公司及香港聯合交易所有限公司，各董事在本公司及其聯繫法團(定義見證券及期貨條例第XV部)嘉華建材有限公司的股份之權益，及有關認購本公司及嘉華建材有限公司的股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股股份：

	個人權益	家族權益	公司權益	其他權益	合計	於二零零四年六月三十日所佔已發行股本 (百分率)
呂志和	263,644	7,013,966	37,507,971[1]	1,236,885,458[2]	1,281,671,039	64.65
呂耀東	391,163	—	—	1,236,885,458[2]	1,237,276,621	62.41
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	100,000	—	—	—	100,000	0.01
鄧呂慧瑜	4,639,166	—	—	1,236,885,458[2]	1,241,524,624	62.62
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
吳樹熾	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	271,181	—	—	—	271,181	0.01
張惠彬	7,239	—	—	—	7,239	0.00

庫務政策

本集團管理外滙繼續以保守政策控制風險為主，本集團借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，集團亦利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。

本集團並無投資於與集團財務無關之衍生工具。

集團資產之抵押

投資物業及租約土地及樓房之賬面值分別為港幣147,000,000元（二零零三年十二月三十一日：港幣267,000,000元）及港幣188,000,000元（二零零三年十二月三十一日：港幣290,000,000元）已抵押予銀行作為集團信貸之擔保。

或然負債

本公司已就若干附屬公司取得之信貸額為港幣2,781,000,000元（二零零三年十二月三十一日：港幣1,505,000,000元）向銀行及財務機構出具擔保。於二零零四年六月三十日已動用之信貸額為港幣1,409,000,000元（二零零三年十二月三十一日：港幣767,000,000元）。

本公司就一附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數為2,268人（不包括聯營公司及共同控制實體），僱員成本（不包括董事酬金）合共港幣104,000,000元。

本集團聘用及提升僱員以工作能力及其發展潛質為原則，並為僱員提供具競爭力的薪酬福利配套。本集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

回顧及展望(續)

內地建材業務，由於原材料價格在上半年十分波動，令業務表現有所影響，尤幸在中央政府實施宏觀調控措施下，原材料價已趨穩定，集團內地之業務亦因此而受惠。在新的項目發展方面，一切均按原定計劃進行。預期集團之業績在此等項目全面投產時，將能進一步提升。集團於二零零四年八月十九日訂立合資合同，在中國雲南成立合資公司，集團佔百分之二十權益。該合資公司將名為雲南昆鋼嘉華水泥建材有限公司並從事製造、銷售及分銷水泥、礦渣微粉及相關產品。

財務狀況

本集團之財務狀況於期內持續強健。於二零零四年六月三十日，股東權益為港幣2,648,000,000元，與二零零三年十二月三十一日之港幣2,532,000,000元，上升百分之五；而資金運用之總額為港幣66億元，較二零零三年增加百分之二十六。

集團流動資金、財務資源及負債比率

截至二零零四年六月三十日止，集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣821,000,000元，相比在二零零三年十二月三十一日止之港幣340,000,000元，上升百分之一百四十一。

在負債比率方面(比率計算定義為未償還之借款總額減除現金與總資產額相比)，截至二零零四年六月三十日止之負債比率維持在百分之二十九之穩健水平。

為拓展資金來源，集團於期內發行一批於二零零九年三月到期面值港幣864,260,000元之0.5%有擔保可換股債券。

本集團之流動資金狀況保持強健，有足夠的現金及充裕的銀行信貸以應付日常營運資金、未來的收購及投資之需求。

回顧及展望

集團在二零零四年上半年之營業額及股東應佔溢利分別為港幣901,000,000元及港幣150,000,000元，對比去年同期為港幣1,639,000,000元及港幣42,000,000元，營業額比去年下降了百分之四十五，而溢利則大幅上升超過兩倍達百分之二百五十七。

集團營業額下降而溢利卻大幅上升乃因共同控制實體之出售物業溢利只計入本集團應佔之溢利而列入損益表。期內集團的物業銷售有優越的表現，自非典型肺炎疫情在香港趨於穩定後，經濟展望及市場氣氛得以改善下，物業價格平穩上升，個別單位價格對比往年價格增加了百分之四十以上，期內在香港主要出售的物業為嘉華星濤灣、嘉皇臺、海雲軒及朗逸峰。在內地則為廣州的嘉和苑三期。

集團在上海持有的物業發展項目及物業投資項目(樓面面積共約700,000平方米)進展順利。部分物業發展項目將於本年年底至明年初預售。集團在淮海中路的甲級寫字樓亦將於同一時間內完成。此甲級寫字樓的預租情況進展理想。

在期內，集團經政府拍賣及市區重建局的投標，購入兩幅位於沙田銅鑼灣山道及灣仔莊士敦道，樓面面積分別約為25,000平方米及21,000平方米的地盤，發展計劃現正進行中，預計此兩個項目將分別於2007及2008年內完成。

香港建材業務在上半年表現疲弱，但隨着本港整體經濟逐漸復甦，預期建材業務將進一步改善。集團不斷地拓展新的商機以增加盈利貢獻。新的投資項目如在惠東大亞灣成立之預拌混凝土業務，已按預期開始產生盈利貢獻。

致嘉華國際集團有限公司
(在百慕達註冊成立之有限公司)
董事會

引言

本所已按　貴公司指示，審閱第2至14頁所載的中期財務資料。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務資料的編製須符合香港會計師公會頒佈的會計實務準則第25號「中期財務報告」。董事須對中期財務資料負責，而該資料亦已經董事會批准。

本所之責任是根據審閱之結果，對中期財務資料出具獨立結論，僅向整體董事會報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務資料進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務資料發表審計意見。

審閱結論

按照本所審閱的結果，但此審閱並不作為審計之一部份，本所並無發現任何須在截至二零零四年六月三十日止六個月的中期財務資料作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二零零四年九月八日

12. 長期負債

	二零零四年 六月三十日 *港幣千元*	二零零三年 十二月三十一日 *港幣千元*
銀行借貸		
有抵押	**1,141,945**	707,332
沒有抵押	**618,895**	750,930
	1,760,840	1,458,262
可換股債券(附註(a))	**864,260**	—
	2,625,100	1,458,262
列為流動負債之現期部份	**(418,153)**	(156,078)
	2,206,947	1,302,184

(a) 本集團於二零零四年三月發行一批於二零零九年三月到期面值港幣864,260,000元之0.5%有擔保可換股債券。該等債券已在盧森堡證券交易所上市，並可於二零零四年四月二十三日至二零零九年三月八日內，按換股價每股港幣2.25元轉換為本公司之普通股。該等債券於二零零九年三月二十三日到期，並可按該等債券之有關條款以本金之91.49%贖回。

13. 承擔

	二零零四年 六月三十日 *港幣千元*	二零零三年 十二月三十一日 *港幣千元*
已簽約但未撥備		
物業發展支出承擔	**1,356,211**	935,850
資本支出承擔	**62,495**	51,339
分擔共同控制實體之物業發展支出承擔	**105,701**	185,168

10. 股本(續)

按照本公司認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。期內，沒有授出新認股權(二零零三年：17,754,000股)，由行使認股權而發行之新股共4,581,000股(二零零三年：1,043,000股)，其中包括於二零零三年十二月三十一日行使之150,000股認股權。於二零零四年六月三十日，根據計劃授出及尚未行使之認股權數目如下：

		認股權數目	
		二零零四年	二零零三年
行使期限	每股行使價	六月三十日	十二月三十一日
	港幣		
一九九九年五月二十日至二零零八年五月十九日	0.5586	**5,839,000**	6,579,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	**7,494,000**	8,734,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	**15,003,000**	17,454,000
二零零三年十二月三十日至二零一三年十二月二十九日	1.3000	**7,000,000**	7,000,000
		35,336,000	39,767,000

11. 儲備

	二零零四年	二零零三年
	港幣千元	*港幣千元*
於一月一日	**2,333,890**	2,233,979
滙率變動之影響	**2,441**	22
發行股份之溢價	**2,250**	330
本期溢利	**150,455**	42,097
末期股息	**(39,643)**	(38,412)
於六月三十日	**2,449,393**	2,238,016

9. 應付賬款及應計費用(續)

集團應付賬款依發票日期計算之賬齡分析如下：

	二零零四年六月三十日 *港幣千元*	二零零三年十二月三十一日 *港幣千元*
一個月內	**201,629**	234,086
二至三個月	**75,704**	39,129
四至六個月	**19,564**	9,661
六個月以上	**19,399**	13,494
	316,296	296,370

10. 股本

	每股面值港幣一角之普通股	*港幣千元*
法定		
二零零四年一月一日	3,888,000,000	388,800
增加法定普通股本	1,112,000,000	111,200
二零零四年六月三十日	5,000,000,000	500,000
發行及繳足		
二零零四年一月一日	1,977,968,748	197,797
行使認股權	4,581,000	458
二零零四年六月三十日	1,982,549,748	198,255

8. 應收賬款及預付款(續)

集團實行之信貸政策依從當地有關行業之標準。給予在香港客戶之信用期限平均一般為30至60天，而在中國內地之客戶為120至180天。此政策由管理層作定期檢討。

下列為集團之應收賬款以發票日期計算及扣除呆賬撥備之賬齡分析：

	二零零四年 六月三十日 *港幣千元*	二零零三年 十二月三十一日 *港幣千元*
一個月內	**150,164**	148,678
二至三個月	**173,282**	151,263
四至六個月	**79,115**	57,813
六個月以上	**69,505**	22,221
	472,066	379,975

9. 應付賬款及應計費用

	二零零四年 六月三十日 *港幣千元*	二零零三年 十二月三十一日 *港幣千元*
貿易應付賬款	**316,296**	296,370
其他應付賬款	**83,058**	86,948
應計費用	**83,191**	95,806
已收按金	**11,020**	14,531
	493,565	493,655

6. 股息

	二零零四年 港幣千元	二零零三年 港幣千元
二零零三年末期應付股息附現金選擇權，每股港幣2仙	**39,643**	—
二零零二年末期已付股息附現金選擇權，每股港幣2仙		
以股代息	—	28,225
現金	—	10,187
	39,643	38,412

董事會議決派發截至二零零四年六月三十日止之六個月中期股息，每股港幣2仙(二零零三年：港幣1仙)，共需港幣40,184,000元(二零零三年：港幣19,630,000元)，給予在二零零四年十月四日已登記於本公司股東名冊內之股東。此項擬派發股息將於截至二零零四年十二月三十一日止年度列作盈餘儲備分派。

7. 資本支出

截至二零零四年六月三十日止之六個月，集團用於購買有形資產及遞延支出分別為港幣42,000,000元及港幣4,000,000元。

8. 應收賬款及預付款

	二零零四年 六月三十日 港幣千元	二零零三年 十二月三十一日 港幣千元
貿易應收賬款	**472,066**	379,975
其他應收賬款	**157,928**	134,847
預付款	**26,162**	39,662
	656,156	554,484

4. 稅項

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
本公司及附屬公司		
香港利得稅	**(4,526)**	(17,531)
海外稅項	**(1,518)**	(1,546)
遞延稅項	**385**	1,094
共同控制實體		
香港利得稅	**(32,392)**	(3,892)
海外稅項	**(279)**	(378)
遞延稅項	**1,290**	(487)
聯營公司		
香港利得稅	**(443)**	—
	(37,483)	(22,740)

香港利得稅乃按照期內估計應課稅溢利按百分之十七點五(二零零三年:百分之十七點五)稅率提撥。於海外經營業務產生之應課稅溢利乃按有關國家適用之稅率作準備。

5. 每股盈利

每股基本盈利乃按照股東應佔溢利港幣150,455,000元(二零零三年:港幣42,097,000元)及期內已發行股份之加權平均數1,980,970,000股(二零零三年:1,920,308,000股)計算。

每股攤薄盈利乃按照經調整後之股東應佔溢利港幣138,533,000元及計入所有潛在攤薄盈利股份之影響後之股份加權平均數2,146,658,000股計算。

去年同期之每股攤薄盈利並無呈列,因於二零零三年六月三十日尚未行使之認股權對每股盈利並沒有攤薄之影響。

3. 經營溢利

	二零零四年	二零零三年
	港幣千元	*港幣千元*
經營溢利已計入：		
上市投資未變現收益	**5,989**	6,400
出售機器及設備溢利	**21**	205
出售營運權之收益	—	28,260
攤銷負商譽	**316**	316
及已扣除：		
銷售存貨成本	**554,566**	451,853
折舊	**40,665**	33,980
攤銷		
石礦場之發展費用	**871**	720
清除表土費用	**8,208**	6,898
專利費	**1,979**	1,402
土地及樓房經營租賃租金	**6,630**	7,167
其他投資之撥備	**11,000**	—
出售上市投資虧損	**2,893**	—
長期投資未變現虧損	—	1,365

2. 分部資料(續)

	地產及其他	建築材料	總數
	港幣千元	*港幣千元*	*港幣千元*
截至二零零三年六月三十日止之六個月			
銷售額	1,123,792	515,583	1,639,375
其他收益	7,004	2,954	9,958
經營溢利	38,237	26,274	64,511
財務費用			(9,835)
應佔溢利減虧損			
共同控制實體	22,233	1,523	23,756
聯營公司	—	341	341
除税前溢利			78,773

地區分佈詳列如下:

	營業額		經營溢利/(虧損)	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
香港	**458,146**	1,316,918	**26,191**	38,615
中國內地及其他地區	**442,539**	322,457	**(6,593)**	25,896
	900,685	1,639,375	**19,598**	64,511

賬目附註

1. 會計政策

本財務報表乃根據歷史成本會計法編製，並對某些投資及物業的重估作出修訂，及按照香港財務報告準則編製而成。本財務報表並根據香港會計師公會發出之會計實務準則第二十五號「中期報告」編撰。

編製本財務報表所採用之會計政策和二零零三年年報及財務報表所披露者一致。

2. 分部資料

本集團主要從事物業發展及投資、製造、銷售及分銷建築材料。

業務分部詳列如下：

	地產及其他	建築材料	總數
	港幣千元	*港幣千元*	*港幣千元*
截至二零零四年六月三十日止之六個月			
銷售額	283,207	617,478	900,685
其他收益	6,388	5,025	11,413
經營溢利	17,901	1,697	19,598
財務費用			(8,270)
應佔溢利減虧損			
共同控制實體	173,259	4,565	177,824
聯營公司	—	1,308	1,308
除稅前溢利			190,460

綜合權益變動表

截至二零零四年六月三十日止之六個月

	二零零四年 港幣千元	二零零三年 港幣千元
期初結餘	**2,531,687**	2,425,934
滙率變動之影響	**2,441**	22
行使認股權而發行之股本	**2,708**	434
本期溢利	**150,455**	42,097
股息	**(39,643)**	(38,412)
期末結餘	**2,647,648**	2,430,075

綜合現金流量表

截至二零零四年六月三十日止之六個月

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
(用於)／來自經營業務之現金淨額	**(993,576)**	787,895
來自／(用於)投資業務之現金淨額	**311,227**	(126,648)
來自／(用於)融資活動之現金淨額	**1,268,372**	(405,533)
現金及銀行結餘之增加	**586,023**	255,714
於期初之現金及銀行結餘	**517,065**	681,548
滙率變動之影響	**4,516**	(11)
於期末之現金及銀行結餘	**1,107,604**	937,251

綜合資產負債表

二零零四年六月三十日

	附註	二零零四年 六月三十日 港幣千元	二零零三年 十二月三十一日 港幣千元
非流動資產			
物業、機器及設備		**1,136,958**	1,136,196
共同控制實體		**281,679**	537,030
聯營公司		**16,963**	16,098
其他非流動資產		**349,328**	433,227
		1,784,928	2,122,551
流動資產			
發展物業		**3,598,300**	2,519,342
存貨		**92,960**	68,716
應收賬款及預付款	8	**656,156**	554,484
可收回稅項		**2,399**	8,173
其他投資		**76,545**	81,556
現金及銀行結餘		**1,107,604**	517,065
		5,533,964	3,749,336
流動負債			
應付賬款及應計費用	9	**493,565**	493,655
長期負債之現期部份	12	**418,153**	156,078
應付稅項		**38,892**	38,297
銀行短期貸款及透支		**286,646**	176,984
應付股息		**39,643**	—
		1,276,899	865,014
流動資產淨額		**4,257,065**	2,884,322
		6,041,993	5,006,873
資金來源：			
股本	10	**198,255**	197,797
儲備	11	**2,449,393**	2,333,890
股東權益		**2,647,648**	2,531,687
少數股東權益		**1,098,966**	1,083,869
長期負債	12	**2,206,947**	1,302,184
非流動負債		**88,432**	89,133
		6,041,993	5,006,873

綜合損益表

截至二零零四年六月三十日止之六個月

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	2	**900,685**	1,639,375
銷售成本		**(812,990)**	(1,539,533)
毛利		**87,695**	99,842
其他收益		**11,413**	9,958
其他營運收入		**16,210**	42,973
行政費用		**(70,811)**	(61,774)
其他營運費用		**(24,909)**	(26,488)
經營溢利	2及3	**19,598**	64,511
財務費用		**(8,270)**	(9,835)
應佔溢利減虧損			
共同控制實體		**177,824**	23,756
聯營公司		**1,308**	341
除税前溢利		**190,460**	78,773
税項	4	**(37,483)**	(22,740)
除税後溢利		**152,977**	56,033
少數股東權益		**(2,522)**	(13,936)
股東應佔溢利		**150,455**	42,097
中期股息		**40,184**	19,630
		港仙	港仙
每股盈利	5		
基本		**7.6**	2.2
攤薄		**6.5**	不適用

中期業績

嘉華國際集團有限公司(「本公司」)董事會欣然宣佈,本公司及其附屬公司(統稱「本集團」)截至二零零四年六月三十日止之六個月之未經審核業績如下:

本集團截至二零零四年六月三十日止之六個月之營業額為港幣900,685,000元,較去年同期減少港幣738,690,000元。

本集團截至二零零四年六月三十日止之六個月未經審核之股東應佔溢利為港幣150,455,000元,較去年同期增加港幣108,358,000元。

中期股息

董事會議決派發截至二零零四年六月三十日止之六個月之中期股息,每股港幣2仙,共需港幣40,184,000元,給予在二零零四年十月四日已登記於本公司股東名冊內之股東。董事會並通過以股代息之方式派發該等股息,惟股東可選擇收取現金以代替部分或全部股息。(截至二零零三年六月三十日止之六個月:每股獲派發以股代息之中期股息,每股港幣1仙,共需港幣19,630,000元,惟股東可選擇收取現金以代替股份股息。)一份載有以股代息之詳情之通函將寄予本公司之股東。

目 錄

嘉華國際集團有限公司

二零零四年中期報告